UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2013

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The interim financial statements, Management’s Discussion and Analysis, and updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827) and Form F-10 (File No. 333-190229) and the Registration Statement of Canadian Pacific Railway Company on Form F-10 (File No. 333-189815).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date:	October 23, 2013		Signed:	/s/ Paul A. Guthrie
		By:	Name:	Paul A. Guthrie
			Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date:	October 23, 2013		Signed:	/s/ Paul A. Guthrie
		By:	Name:	Paul A. Guthrie
			Title:	Corporate Secretary

For Immediate Release October 23, 2013

CP reports record Q3-2013 net income of C$324 million or C$1.84 per diluted share

Adjusted EPS, excluding a significant tax item, was C$1.88

Calgary, AB - Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today announced record quarterly earnings and its lowest operating ratio in company history.

Adjusted EPS of $1.88 grew 45 per cent over third-quarter 2012, while third-quarter operating ratio was 65.9 per cent, an 820 basis point improvement over third-quarter 2012.

“By all standards, this was an outstanding quarter,” said E. Hunter Harrison, Chief Executive Officer. “The company’s focus on service execution while controlling costs is a testament to our team of dedicated, hardworking railroaders.”

“What we have proven this quarter is the ability to drive earnings growth and lower our operating ratio, even in a softer volume environment. That’s the power of the CP plan,” added Harrison.

THIRD-QUARTER 2013 HIGHLIGHTS:

•	Total revenues were $1.5 billion; an increase of 6 per cent and an all-time quarterly record

•	Operating expenses were $1 billion; a decrease of 6 per cent

•	Reported net income in the third quarter was $324 million; an increase of 45 per cent

•	Adjusted net income, excluding a significant tax item of $7 million, was $331 million; an increase of 48 per cent

•	Free cash totaled $318 million for the first nine months of 2013, compared with free cash of $21 million in the comparable period of 2012

“We enter the fourth quarter with momentum and are well positioned for what I believe will be a record 2013,” said Harrison. “CP’s transformational journey is clearly ahead of plan, yet far from complete; we will continue to make this franchise stronger, creating even more value for customers and shareholders.”

CP also announced today that its chief financial officer, Brian Grassby will be retiring from the company, however will remain a key part of the senior management team until year-end to lead a successful transition. A search process is currently underway and it is expected an announcement on a new chief financial officer will be made shortly.

“Brian has played an important role over the past 16 months in CP’s turnaround agenda,” said

Harrison. “On behalf of all our employees and the board, I’d like to thank Brian for his 12 years of dedicated service to the railway and wish him well in his retirement.”

Editor’s Note

CP will discuss its results with the financial community in a conference call beginning at 11:00 a.m. Eastern time (9:00 a.m. Mountain time) on October 23, 2013.

Conference call access

Toronto participants dial in number: (647) 427-7450

Operator assisted toll free dial in number: 1-888-231-8191

Callers should dial in 10 minutes prior to the call.

Webcast

For those with Internet access we encourage you to listen via CP’s website at www.cpr.ca. To access the webcast and the presentation material, click on “Invest In CP” tab.

A replay of the conference call will be available by phone through November 20, 2013 at 416-849-0833 or toll free 1-855-859-2056, password 71215878. A webcast of the presentation and an audio file will be available at www.cpr.ca under “Invest In CP” tab.

Non-GAAP Measures

We present non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP measures exclude significant items that are not among our normal ongoing revenues and operating expenses. They have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Income, excluding significant items, also referred to as Adjusted net income, provides management with a measure of income that allows a multi-period assessment of long-term profitability and also allows management and other external users of our consolidated financial statements to compare profitability on a long-term basis with that of our peers. Diluted earnings per share, excluding significant items, also referred to as Adjusted EPS, provides the same information on a per share basis.

Free cash is used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provides a comparable measure for period to period changes.

For further information regarding non-GAAP measures, including reconciliation to the nearest GAAP measures, see our 2012 annual Management’s Discussion and Analysis or the document Non-GAAP Measures on our web site at www.cpr.ca.

Note on Forward-Looking Information

This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance, planned capital expenditures, and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.

By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy

2

commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is a low-cost provider that is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Ed Greenberg

Tel: 612-849-4717

24/7 Media Pager: 855-242-3674

Ed_greenberg@cpr.ca

Investment Community

Nadeem Velani

Tel: 403-319-3591

investor@cpr.ca

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CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months		For the nine months
	ended September 30		ended September 30
	2013	2012	2013	2012
Revenues
Freight	$1,495	$1,414	$4,412	$4,086
Other	39	37	114	107

Total revenues	1,534	1,451	4,526	4,193
Operating expenses
Compensation and benefits	331	371	1,075	1,128
Fuel	226	232	742	743
Materials	54	57	184	178
Equipment rents	44	52	134	158
Depreciation and amortization	139	137	421	399
Purchased services and other	216	226	664	698

Total operating expenses	1,010	1,075	3,220	3,304

Operating income	524	376	1,306	889
Less:
Other income and charges	—	2	11	34
Net interest expense	70	69	208	207

Income before income tax expense	454	305	1,087	648

Income tax expense (Note 5)	130	81	294	179

Net income	$324	$224	$793	$469

Earnings per share (Note 6)
Basic earnings per share	$1.85	$1.31	$4.54	$2.74
Diluted earnings per share	$1.84	$1.30	$4.50	$2.72

Weighted-average number of shares (millions)
Basic	175.1	172.2	174.8	171.3
Diluted	176.5	173.4	176.3	172.6

Dividends declared per share	$0.3500	$0.3500	$1.0500	$1.0000

See Notes to Interim Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	For the three months ended September 30		For the nine months ended September 30
	2013	2012	2013	2012
Net income	$324	$224	$793	$469
Net gain (loss) in foreign currency translation adjustments, net of hedging activities	2	14	(1)	12
Change in derivatives designated as cash flow hedges	—	9	—	11
Change in defined benefit pension and post-retirement plans	50	53	299	161

Other comprehensive income before income taxes	52	76	298	184
Income tax expense on above items	(22)	(30)	(63)	(58)

Other comprehensive income (Note 3)	30	46	235	126

Comprehensive income	$354	$270	$1,028	$595

See Notes to Interim Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

(unaudited)

	September 30 2013	December 31 2012
Assets
Current assets
Cash and cash equivalents	$329	$333
Restricted cash and cash equivalents (Note 4)	261	—
Accounts receivable, net	594	546
Materials and supplies	158	136
Deferred income taxes	294	254
Other current assets	73	60

	1,709	1,329

Investments (Note 4)	177	83
Properties	13,493	13,013
Goodwill and intangible assets	166	161
Other assets	189	141

Total assets	$15,734	$14,727

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,074	$1,176
Long-term debt maturing within one year	177	54

	1,251	1,230

Pension and other benefit liabilities (Note 9)	1,036	1,366
Other long-term liabilities	329	306
Long-term debt	4,591	4,636
Deferred income taxes	2,499	2,092

Total liabilities	9,706	9,630

Shareholders’ equity
Share capital	2,221	2,127
Additional paid-in capital	35	41
Accumulated other comprehensive loss (Note 3)	(2,533)	(2,768)
Retained earnings	6,305	5,697

	6,028	5,097

Total liabilities and shareholders’ equity	$15,734	$14,727

Commitments and contingencies (Note 10)

See Notes to Interim Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months		For the nine months
	ended September 30		ended September 30
	2013	2012	2013	2012
Operating activities
Net income	$324	$224	$793	$469
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	139	137	421	399
Deferred income taxes (Note 5)	110	68	260	162
Pension funding in excess of expense (Note 9)	(17)	(14)	(40)	(44)
Other operating activities, net	(21)	(58)	(40)	(81)
Change in non-cash working capital balances related to operations	(31)	(25)	(103)	(46)

Cash provided by operating activities	504	332	1,291	859

Investing activities
Additions to properties	(298)	(287)	(802)	(812)
Proceeds from the sale of properties and other assets	11	76	38	138
Change in restricted cash and cash equivalents and investments used to collateralize letters of credit (Note 4)	(247)	—	(346)	—
Other (Note 10)	(1)	—	(27)	(1)

Cash used in investing activities	(535)	(211)	(1,137)	(675)

Financing activities
Dividends paid	(62)	(60)	(183)	(162)
Issuance of common shares	6	81	69	136
Issuance of long-term debt	—	—	—	71
Repayment of long-term debt	(19)	(16)	(45)	(41)
Net decrease in short-term borrowing	—	—	—	(27)

Cash (used in) provided by financing activities	(75)	5	(159)	(23)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	(7)	(1)	1	(1)

Cash position
(Decrease) increase in cash and cash equivalents	(113)	125	(4)	160
Cash and cash equivalents at beginning of period	442	82	333	47

Cash and cash equivalents at end of period	$329	$207	$329	$207

Supplemental disclosures of cash flow information:
Income taxes paid (refunded)	$16	$(1)	$27	$(8)
Interest paid	$58	$60	$209	$194

See Notes to Interim Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2013	173.9	$2,127	$41	$(2,768)	$5,697	$5,097
Net income	—	—	—	—	793	793
Other comprehensive income (Note 3)	—	—	—	235	—	235
Dividends declared	—	—	—	—	(185)	(185)
Effect of stock-based compensation expense	—	—	14	—	—	14
Shares issued under stock option plans	1.3	94	(20)	—	—	74

Balance at September 30, 2013	175.2	$2,221	$35	$(2,533)	$6,305	$6,028

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2012	170.0	$1,854	$86	$(2,736)	$5,445	$4,649
Net income	—	—	—	—	469	469
Other comprehensive income (Note 3)	—	—	—	126	—	126
Dividends declared	—	—	—	—	(172)	(172)
Effect of stock-based compensation expense	—	—	21	—	—	21
Shares issued under stock option plans	2.8	188	(50)	—	—	138

Balance at September 30, 2012	172.8	$2,042	$57	$(2,610)	$5,742	$5,231

See Notes to Interim Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, or “the Company”) reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2012 consolidated financial statements. The accounting policies used are consistent with the accounting policies used in preparing the 2012 consolidated financial statements with the addition of disclosure on Restricted cash and cash equivalents in Note 4 to the Interim Consolidated Financial Statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments

(consisting solely of normal recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

2	Accounting changes

Accumulated other comprehensive income

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, an amendment to FASB ASC Topic 220. The update requires disclosure of amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present either on the face of the statement of operations or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts not reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2012. The disclosure requirements of this ASU for the three and nine months ended September 30, 2013 are presented in Note 3.

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(unaudited)

3	Changes in accumulated other comprehensive loss (AOCL) by component

	For the three months ended September 30				For the nine months ended September 30
(in millions of Canadian dollars)	Foreign currency net of hedging activities(1)	Derivatives and other(1)	Pension and post- retirement defined benefit plans(1)(2)	Total(1)	Foreign currency net of hedging activities(1)	Derivatives and other(1)	Pension and post- retirement defined benefit plans(1)(2)	Total(1)
Opening balance, 2013	$94	$(14)	$(2,643)	$(2,563)	$74	$(14)	$(2,828)	$(2,768)

Other comprehensive income (loss) before reclassifications	(7)	(7)	—	(14)	13	8	102	123
Amounts reclassified from accumulated other comprehensive (income) loss	—	7	37	44	—	(8)	120	112

Net current-period other comprehensive income (loss)	(7)	—	37	30	13	—	222	235

Closing balance, 2013	$87	$(14)	$(2,606)	$(2,533)	$87	$(14)	$(2,606)	$(2,533)

Opening balance, 2012	$71	$(18)	$(2,709)	$(2,656)	$72	$(20)	$(2,788)	$(2,736)

Other comprehensive income (loss) before reclassifications	(1)	(1)	—	(2)	(2)	2	—	—
Amounts reclassified from accumulated other comprehensive loss	—	8	40	48	—	7	119	126

Net current-period other comprehensive income (loss)	(1)	7	40	46	(2)	9	119	126

Closing balance, 2012	$70	$(11)	$(2,669)	$(2,610)	$70	$(11)	$(2,669)	$(2,610)

	For the three months ended September 30		For the nine months ended September 30
	2013	2012	2013	2012
Amortization of prior service costs(3)	$(18)	$—	$(41)	$1
Recognition of net actuarial loss(3)	68	54	205	160

Total before income tax	50	54	164	161
Income tax benefit	(13)	(14)	(44)	(42)

Net of income tax	$37	$40	$120	$119

(1)	Amounts are presented net of tax.
(2)	Amounts reclassified from accumulated other comprehensive loss.
(3)	Impacts Compensation and benefits on the Consolidated Statements of Income.

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(unaudited)

4	Restricted cash and cash equivalents

During the second and third quarters of 2013, the Company entered into a series of committed and uncommitted bilateral letter of credit facility agreements with financial institutions to support its requirement to post letters of credit in the ordinary course of business. These agreements have varying expiries with the earliest expiry in August 2014. Under these agreements, the Company either is required to or has the option to post collateral in the form of cash or cash equivalents, equal at least to the face value of the letter of credit issued. Collateral includes highly liquid investments purchased three months or less from maturity and is stated at cost, which approximates market value. Depending on the agreement and the nature of the letter of credit, this collateral may be shown separately as “Restricted cash and cash equivalents” or included in “Investments” on the Consolidated Balance Sheets.

At September 30, 2013, under its bilateral facilities, the Company had letters of credit drawn of $376 million from a total available amount of $485 million. Prior to these bilateral agreements, letters of credit were drawn under the Company’s $1.0 billion revolving credit facility. At September 30, 2013, cash and cash equivalents of $346 million was pledged as collateral and recorded as $261 million in “Restricted cash and cash equivalents” and as $85 million in “Investments” on the Consolidated Balance Sheets. The Company can largely withdraw this collateral during any month.

5	Income taxes

During the third quarter of 2013, legislation was enacted to increase the province of British Columbia’s corporate income tax rate. As a result, the Company recalculated its deferred income taxes as at January 1, 2013 based on this change and recorded an income tax expense of $7 million in the third quarter of 2013.

	For the three months ended September 30		For the nine months ended September 30
(in millions of Canadian dollars)	2013	2012	2013	2012
Current income tax expense	$20	$13	$34	$17
Deferred income tax expense	110	68	260	162

Income tax expense	$130	$81	$294	$179

The effective income tax rate for the three and nine months ended September 30, 2013 was 28.6% and 27.1%, respectively (three and nine months ended September 30, 2012 – 26.6% and 27.6%, respectively). The changes in tax rates were primarily due to the impact of a change in the province of British Columbia’s corporate income tax rate, which was partially offset by the benefit recognized for the 2012 U.S. federal track maintenance credit of $6 million enacted in the first quarter of 2013.

6	Earnings per share

At September 30, 2013, the number of shares outstanding was 175.2 million (September 30, 2012 – 172.8 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted-average number of shares outstanding during the period.

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(unaudited)

6	Earnings per share (continued)

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months ended September 30		For the nine months ended September 30
(in millions)	2013	2012	2013	2012
Weighted-average shares outstanding	175.1	172.2	174.8	171.3
Dilutive effect of stock options	1.4	1.2	1.5	1.3

Weighted-average diluted shares outstanding	176.5	173.4	176.3	172.6

For the three and nine months ended September 30, 2013, there were 8,800 options and 38,872 options, respectively, excluded from the computation of diluted earnings per share because their effects were not dilutive (three and nine months ended September 30, 2012 – no options and 208,667 options, respectively).

7	Financial instruments

A. Fair values of financial instruments

The Company categorizes its financial assets and liabilities measured at fair value in line with the fair value hierarchy established by GAAP that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and have the highest priority. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and have lower priorities.

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value.

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,482 million and a carrying value of $4,768 million at September 30, 2013. At December 31, 2012, long-term debt had a fair value of $5,688 million and a carrying value of $4,690 million. The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

B. Financial risk management

Derivative financial instruments may be used to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(unaudited)

7	Financial instruments (continued)

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Foreign exchange management

The Company conducts business transactions and owns assets in both Canada and the United States. As a result, the Company is exposed to fluctuations in value of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company may enter into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. FX exposure is primarily mitigated through natural offsets created by revenues, expenditures and balance sheet positions incurred in the same currency. Where appropriate, the Company may negotiate with customers and suppliers to reduce the net exposure.

Occasionally, the Company may enter into short-term FX forward contracts as part of its cash management strategy.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in “Other comprehensive income” for the three and nine months ended September 30, 2013 was an unrealized foreign exchange gain of $65 million and a loss of $112 million, respectively (three and nine months ended September 30, 2012 – unrealized foreign exchange gain of $112 million and $106 million, respectively). There was no ineffectiveness during the three and nine months ended September 30, 2013, and comparative periods.

Foreign exchange forward contracts

The Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

At September 30, 2013, the Company had FX forward contracts to fix the exchange rate on US$100 million of principal outstanding on a capital lease due in January 2014, US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019, unchanged from December 31, 2012 and September 30, 2012. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these obligations mature.

During the three and nine months ended September 30, 2013, an unrealized foreign exchange loss of $6 million and an unrealized foreign exchange gain of $9 million, respectively (three and nine months ended September 30, 2012 – unrealized loss of $8 million and $7 million, respectively) was recorded in “Other income and charges” in relation to these derivatives. Gains recorded in “Other income and charges” were largely offset by unrealized losses on the underlying debt which the derivatives were designated to hedge. Similarly, losses were largely offset by unrealized gains on the underlying debt.

At September 30, 2013, the unrealized gain derived from these FX forwards was $17 million of which $3 million was included in “Other current assets” and $14 million in “Other assets” with the offset reflected as an unrealized gain of $6 million in “Accumulated other comprehensive loss” and as an unrealized gain of $11 million in “Retained earnings”. At December 31, 2012, the unrealized gain derived from these FX forwards was $8 million which was included in “Other assets” with the offset reflected as an unrealized gain of $6 million in “Accumulated other comprehensive loss” and as an unrealized gain of $2 million in “Retained earnings”.

At September 30, 2013, the Company expected that, during the next twelve months, unrealized pre-tax losses of $2 million would be reclassified to “Other income and charges”.

13

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(unaudited)

7	Financial instruments (continued)

Fuel price management

The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Fuel expense constitutes a large portion of the Company’s operating costs and volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in local and world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.

The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk may not be completely recovered from shippers due to timing and volatility in the market. In the past, to address the residual portion of CP’s fuel costs not mitigated by its fuel cost recovery programs, CP had a systematic hedge program. As a result of improving coverage from its fuel cost recovery programs, CP exited its hedging program during the first quarter of 2013.

Energy futures

During the first quarter ended March 31, 2013, the Company settled its remaining diesel futures contracts, accounted for as cash flow hedges, to purchase 20 million U.S. gallons during the period January to December 2013 for a realized gain and proceeds of $2 million. In the three and nine months ended September 30, 2013, a reduction to “Fuel” expense was recorded totalling $1 million and $2 million, respectively, as a result of the recognition in income of this previously realized gain. At September 30, 2013, there was a negligible realized gain remaining in “Accumulated other comprehensive loss” to be amortized to “Fuel” expense in 2013 as the related diesel is purchased. During the three and nine months ended September 30, 2012, the impact of settled swaps decreased “Fuel” expense by $1 million and $1 million respectively, as a result of realized gains on diesel swaps.

At September 30, 2013, the Company had no remaining diesel futures contracts. At December 31, 2012, the unrealized loss on these contracts was negligible.

8	Stock-based compensation

At September 30, 2013, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans, which are remeasured to fair value quarterly based on share price and vesting conditions, and an employee stock savings plan. These plans resulted in an expense of $9 million for the three months ended September 30, 2013 and an expense of $52 million for the nine months ended September 30, 2013 (three and nine months ended September 30, 2012 - expense of $12 million and $38 million, respectively).

Regular options

In the nine months ended September 30, 2013, under CP’s stock option plans, the Company issued 497,330 regular options at the weighted-average price of $118.55 per share, based on the closing price on the grant date.

Pursuant to the employee plans, these regular options vest between 12 and 48 months after the grant date, and will expire after 10 years.

14

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(unaudited)

8	Stock-based compensation (continued)

Under the fair value method, the fair value at the grant date of the regular options issued in the nine months ended September 30, 2013 was $16 million, with a weighted-average fair value of $32.80 per option. The weighted-average fair value assumptions were approximately:

For the nine months ended September 30, 2013
Grant price	$118.55
Expected option life (years)(1)	6.25
Risk-free interest rate(2)	1.55%
Expected stock price volatility(3)	30%
Expected annual dividends per share(4)	$1.40
Expected forfeiture rate(5)	1.33%

(1)	Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour, or when available, specific expectations regarding future exercise behaviour, were used to estimate the expected life of the option.
(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.
(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.
(4)	Determined by the current annual dividend at the time of grant. The Company does not employ different dividend yields throughout the contractual term of the option.
(5)	The Company estimated forfeitures based on past experience. This rate is monitored on a periodic basis.

Performance share unit (“PSU”) plan

In the nine months ended September 30, 2013, the Company issued 186,978 PSUs with a grant date fair value of $21 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash, or in CP common shares, at the discretion of the Chief Executive Officer, approximately three years after the grant date, contingent upon CP’s performance (performance factor). The fair value of PSUs is measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market conditions stipulated in the grant.

Deferred share unit (“DSU”) plan

In the nine months ended September 30, 2013, the Company granted 71,723 DSUs with a grant date fair value of $8 million. DSUs vest over various periods of up to 48 months and are only redeemable for a specified period after employment is terminated. An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

Restricted share unit (“RSU”) plan

In the nine months ended September 30, 2013, $9 million in RSUs were paid out.

15

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(unaudited)

9	Pensions and other benefits

In the three and nine months ended September 30, 2013, the Company made contributions of $24 million and $76 million, respectively (2012 - $24 million and $74 million, respectively) to its defined benefit pension plans. The elements of net periodic benefit cost for defined benefit pension plans and other benefits recognized in the three and nine months ended September 30, 2013, included the following components:

	For the three months ended September 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2013	2012	2013	2012
Current service cost (benefits earned by employees in the period)	$34	$33	$4	$5
Interest cost on benefit obligation	111	113	5	6
Expected return on fund assets	(186)	(188)	—	—
Recognized net actuarial loss (gain)	66	52	(2)	1
Amortization of prior service costs	(18)	—	—	—

Net periodic benefit cost	$7	$10	$7	$12

	For the nine months ended September 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2013	2012	2013	2012
Current service cost (benefits earned by employees in the period)	$102	$99	$12	$14
Interest cost on benefit obligation	334	339	16	18
Expected return on fund assets	(559)	(564)	—	—
Recognized net actuarial loss	200	156	1	5
Amortization of prior service costs	(41)	—	—	—

Net periodic benefit cost	$36	$30	$29	$37

16

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(unaudited)

9	Pensions and other benefits (continued)

CP reached agreements with all of the unions which it had been bargaining with in Canada in 2012. The new agreements introduced amendments to pension plans. Among other changes, the amendments established a cap on pension for each year of pensionable service, including a cap on some non-union employees’ pensions. Under the amendments, plan participants will continue to earn additional pensionable years of service as normal, but with a dollar limit on the cap for each year earned. Plan amendments resulting from collective bargaining are accounted for in the periods the new agreements are ratified. The plan amendments resulting from the December 2012 arbitration award were contingent on CP making plan amendments for non-union employees, and consequently were accounted for in the period CP made such amendments. As a result of the plan amendments, the projected benefit obligation decreased by $135 million from December 31, 2012, with a corresponding increase to Other comprehensive income. As a result, there has been a reduction of Accumulated other comprehensive loss through the amortization of prior service costs. The prior service costs are recognized in net periodic pension expense over the remaining terms of the applicable union agreements (averaging approximately two years), and over the expected average remaining service life of non-union employees.

At the date of the plan amendments, CP has assessed the significance of such amendments to the consolidated financial statements and has determined that a remeasurement of plan assets and obligations as of the date of the above plan amendments was not warranted.

10	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at September 30, 2013 cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

On July 6, 2013, a train carrying crude oil operated by Montreal Maine and Atlantic Railway (“MM&A”) derailed and exploded on a section of railway line owned by MM&A in Lac-Megantic, Quebec.

Following this, the Minister of Sustainable Development, Environment, Wildlife and Parks of Quebec (“the Minister”) issued an Order on July 29, 2013 directing named parties to recover the contaminants and to clean-up and decontaminate the site of the derailment. On August 14, 2013, the Minister issued an Amended Order to add CP as a named party.

On August 16, 2013, CP was added as a responding party in a Second Amended Motion to Authorize the Bringing of a Class Action filed in the Superior Court of Quebec on behalf of a class of parties described as all persons and entities (natural persons, legal persons established for a private interest, partnerships or associations so long as they employed 50 persons or less during the 12 month period preceding the class action) residing in, owning or leasing property in, operating a business in and/or were physically present in Lac-Megantic seeking damages caused by the derailment.

CP believes that it is not liable, either in fact or in law, as alleged in either proceeding. As such, in defense of the respective proceedings, CP has filed a Motion of Appeal with the Administrative Tribunal of Quebec in relation to the Amended Order as well as a Notice of Appearance in relation to the class action. At this early stage in the legal proceedings, it is too early to assess any potential liability and the quantum of potential loss is undeterminable. No accrual has been recognized as at September 30, 2013.

At September 30, 2013, the Company had committed to total future capital expenditures amounting to $570 million and operating expenditures relating to supplier purchase obligations, such as locomotive maintenance and overhaul agreements, as well as agreements to purchase other goods and services amounting to approximately $1.5 billion for the years 2013-2031. Minimum payments under operating leases were estimated at $687 million in aggregate, with annual payments in each of the five years following 2013 of (in millions): 2014 – $117; 2015 – $98; 2016 – $80; 2017 – $62; and 2018 – $51.

17

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(unaudited)

10	Commitments and contingencies (continued)

Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis and are recorded when the costs to remediate are probable and reasonably estimable.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and include both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable.

The expense included in “Purchased services and other” for the three and nine months ended September 30, 2013 was $4 million and $5 million, respectively (three and nine months ended September 30, 2012, $1 million and expense of $2 million, respectively). Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at September 30, 2013 was $91 million (December 31, 2012 – $89 million). Payments are expected to be made over 10 years to 2023.

During the three months ended March 31, 2013, CP provided an interest free loan pursuant to a court order in the amount of $20 million to a corporation owned by a court appointed trustee to facilitate the acquisition of a building. The building will be held in trust until the resolution of legal proceedings with regard to CP’s entitlement to an exercised purchase option of the building. If CP is successful in these proceedings, title to the building will transfer to CP with an additional payment of $20 million; otherwise the loan will be repaid.

11	Significant customers

During the third quarter of 2013, one customer comprised 10.0% of total revenue (third quarter of 2012 – 9.2%). No one customer comprised more than 10% of total revenue for the nine months ended September 30, 2013 or 2012.

18

Summary of Rail Data

Third Quarter					Year-to-date
2013	2012	Fav/(Unfav)%		Financial (millions, except per share data)	2013	2012	Fav/(Unfav)%
				Revenues
$1,495	$1,414	$81	6	Freight revenue	$4,412	$4,086	$326	8
39	37	2	5	Other revenue	114	107	7	7

1,534	1,451	83	6	Total revenues	4,526	4,193	333	8

				Operating expenses
331	371	40	11	Compensation and benefits	1,075	1,128	53	5
226	232	6	3	Fuel	742	743	1	—
54	57	3	5	Materials	184	178	(6)	(3)
44	52	8	15	Equipment rents	134	158	24	15
139	137	(2)	(1)	Depreciation and amortization	421	399	(22)	(6)
216	226	10	4	Purchased services and other	664	698	34	5

1,010	1,075	65	6	Total operating expenses	3,220	3,304	84	3

524	376	148	39	Operating income	1,306	889	417	47

				Less:
—	2	2	100	Other income and charges	11	34	23	68
70	69	(1)	(1)	Net interest expense	208	207	(1)	—

454	305	149	49	Income before income tax expense	1,087	648	439	68

130	81	(49)	(60)	Income tax expense	294	179	(115)	(64)

$324	$224	$100	45	Net income	$793	$469	$324	69

65.9	74.1	8.2	820 bps	Operating ratio (%)	71.1	78.8	7.7	770 bps

$1.85	$1.31	$0.54	41	Basic earnings per share	$4.54	$2.74	$1.80	66

$1.84	$1.30	$0.54	42	Diluted earnings per share	$4.50	$2.72	$1.78	65

				Shares Outstanding

175.1	172.2	2.9	2	Weighted average number of shares outstanding (millions)	174.8	171.3	3.5	2

176.5	173.4	3.1	2	Weighted average number of diluted shares outstanding (millions)	176.3	172.6	3.7	2

				Foreign Exchange

0.96	1.00	0.04	4	Average foreign exchange rate (US$/Canadian$)	0.98	1.00	0.02	2

1.04	1.00	0.04	4	Average foreign exchange rate (Canadian$/US$)	1.02	1.00	0.02	2

19

Summary of Rail Data (Page 2)

Third Quarter					Year-to-date
2013	2012	Fav/(Unfav)%			2013	2012	Fav/(Unfav)%
				Commodity Data
				Freight Revenues (millions)
$319	$296	$23	8	- Grain	$915	$817	$98	12
177	161	16	10	- Coal	470	446	24	5
129	111	18	16	- Fertilizers and sulphur	444	387	57	15
384	329	55	17	- Industrial and consumer products	1,135	933	202	22
95	105	(10)	(10)	- Automotive	298	326	(28)	(9)
51	49	2	4	- Forest products	157	147	10	7
340	363	(23)	(6)	- Intermodal	993	1,030	(37)	(4)

$1,495	$1,414	$81	6	Total Freight Revenues	$4,412	$4,086	$326	8

				Millions of Revenue Ton-Miles (RTM)
7,864	8,142	(278)	(3)	- Grain	23,977	23,454	523	2
6,440	6,032	408	7	- Coal	17,396	16,566	830	5
3,762	3,561	201	6	- Fertilizers and sulphur	14,320	13,220	1,100	8
8,937	8,066	871	11	- Industrial and consumer products	27,887	22,122	5,765	26
533	604	(71)	(12)	- Automotive	1,766	1,921	(155)	(8)
1,093	1,200	(107)	(9)	- Forest products	3,583	3,584	(1)	—
6,055	6,528	(473)	(7)	- Intermodal	17,909	18,636	(727)	(4)

34,684	34,133	551	2	Total RTMs	106,838	99,503	7,335	7

				Freight Revenue per RTM (cents)
4.06	3.64	0.42	12	- Grain	3.81	3.48	0.33	9
2.76	2.67	0.09	3	- Coal	2.70	2.69	0.01	—
3.45	3.12	0.33	11	- Fertilizers and sulphur	3.10	2.93	0.17	6
4.29	4.08	0.21	5	- Industrial and consumer products	4.07	4.22	(0.15)	(4)
17.70	17.38	0.32	2	- Automotive	16.83	16.97	(0.14)	(1)
4.66	4.08	0.58	14	- Forest products	4.38	4.10	0.28	7
5.61	5.56	0.05	1	- Intermodal	5.54	5.53	0.01	—
4.31	4.14	0.17	4	Total Freight Revenue per RTM	4.13	4.11	0.02	—
				Carloads (thousands)
106	110	(4)	(4)	- Grain	317	311	6	2
90	89	1	1	- Coal	246	249	(3)	(1)
41	38	3	8	- Fertilizers and sulphur	144	134	10	7
129	122	7	6	- Industrial and consumer products	386	350	36	10
35	39	(4)	(10)	- Automotive	108	123	(15)	(12)
15	17	(2)	(12)	- Forest products	51	51	—	—
259	272	(13)	(5)	- Intermodal	750	771	(21)	(3)

675	687	(12)	(2)	Total Carloads	2,002	1,989	13	1

				Freight Revenue per Carload
$3,020	$2,691	$329	12	- Grain	$2,888	$2,627	$261	10
1,952	1,809	143	8	- Coal	1,912	1,791	121	7
3,217	2,921	296	10	- Fertilizers and sulphur	3,088	2,888	200	7
2,977	2,697	280	10	- Industrial and consumer products	2,940	2,666	274	10
2,747	2,692	55	2	- Automotive	2,745	2,650	95	4
3,145	2,882	263	9	- Forest products	3,095	2,882	213	7
1,311	1,335	(24)	(2)	- Intermodal	1,324	1,336	(12)	(1)
$2,214	$2,058	$156	8	Total Freight Revenue per Carload	$2,204	$2,054	$150	7

20

Summary of Rail Data (Page 3)

Third Quarter					Year-to-date
2013	2012(1)	Fav/(Unfav)%			2013	2012(1)	Fav/(Unfav)%
				Operations Performance
8,837	10,201	1,364	13	Train miles (thousands)	28,476	30,224	1,748	6
7,817	6,723	1,094	16	Average train weight - excluding local traffic (tons)	7,485	6,608	877	13
6,746	6,021	725	12	Average train length - excluding local traffic (feet)(2)	6,485	5,910	575	10
7.2	7.4	0.2	3	Average terminal dwell (hours)(3)	6.9	7.6	0.7	9
18.7	18.3	0.4	2	Average train speed (mph)(4)	18.4	18.2	0.2	1
211.1	205.4	5.7	3	Car miles per car day	218.5	202.6	15.9	8
217.7	184.3	33.4	18	Locomotive productivity (daily average GTMs/active HP)(5)	213.6	174.4	39.2	22
1.02	1.09	0.07	6	Fuel efficiency (U.S. gallon of fuel consumed/1,000 GTMs)	1.07	1.15	0.08	7
64.7	69.4	4.7	7	U.S. gallons of locomotive fuel consumed (millions)(6)	210.3	214.8	4.5	2
3.34	3.35	0.01	—	Average fuel price (U.S. dollars per U.S. gallon)	3.45	3.45	—	—
14,974	17,572	2,598	15	Total employees (average)(7)(8)	15,122	17,190	2,068	12
14,766	17,175	2,409	14	Total employees (end of period)(7)	14,766	17,175	2,409	14
15,318	18,587	3,269	18	Workforce (end of period)(9)	15,318	18,587	3,269	18

				Safety
1.89	1.58	(0.31)	(20)	FRA personal injuries per 200,000 employee-hours	1.68	1.39	(0.29)	(21)
1.78	1.98	0.20	10	FRA train accidents per million train-miles	1.90	1.66	(0.24)	(14)

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Incorporates a new reporting methodology where average train length is the sum of each car and locomotive’s equipment length multiplied by the distance travelled, divided by train miles. Local trains are excluded from this measure.
(3)	Incorporates a new reporting definition where average terminal dwell measures the average time a freight car resides within terminal boundaries.
(4)	Incorporates a new reporting definition where average train speed measures the line-haul movement from origin to destination including terminal dwell hours.
(5)	Gross ton-miles (“GTMs”); horse power (“HP”).
(6)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(7)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.
(8)	2012 Year-to-date average number of employees has been adjusted for the strike.
(9)	Workforce is defined as total employees plus part time employees, contractors, and consultants.

21

This Management’s Discussion and Analysis (“MD&A”) is provided in conjunction with the Consolidated Financial Statements and related notes for the three and nine months ended September 30, 2013 prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All information has been prepared in accordance with GAAP, except as described in Section 14, Non-GAAP Measures of this MD&A. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars.

October 23, 2013

In this MD&A, “our”, “us”, “we”, “CP”, “Canadian Pacific” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 23, Glossary of Terms.

Unless otherwise indicated, all comparisons of results for the third quarter and year to date of 2013 are against the results for the third quarter and year to date of 2012.

1. BUSINESS PROFILE

Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States (“U.S.”) and provides logistics and supply chain expertise. We provide rail and intermodal transportation services over a network of approximately 14,400 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia (“B.C.”), and the U.S. Northeast and Midwest regions. Our railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the U.S. and into Mexico. We transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, fertilizers and sulphur. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

2. STRATEGY

Canadian Pacific is driving change as it moves through its transformational journey to become the best railroad in North America, while creating long-term value for shareholders. The Company is focused on providing customers with industry leading rail service; driving sustainable, profitable growth; optimizing our assets; and reducing costs, while remaining a leader in rail safety.

Looking forward, CP is executing its strategic plan while aggressively targeting a mid-60s operating ratio for 2016. This plan is centered on five key foundations, which are the Company’s performance drivers.

Provide Service: Providing efficient and consistent transportation solutions for our customers. “Doing what we say we are going to do” is what drives CP by providing a reliable product with a lower cost operating model. Centralized planning aligned with local execution is bringing the Company closer to the customer and accelerating decision-making.

Control Costs: Controlling and removing unnecessary costs from the organization, eliminating bureaucracy and continuing to identify productivity enhancements are the keys to success.

Optimize Assets: Through longer sidings, improved asset utilization, and increased train lengths, the Company will move increased volumes with fewer locomotives and cars while unlocking capacity for future growth potential.

Operate Safely: Each year, CP safely moves millions of carloads of freight across North America while ensuring the safety of our people and the communities through which we operate. Safety is never to be compromised. Continuous research and development in state-of-the-art safety technology and highly focused employees ensure our trains are built for safe, efficient operations across our network.

Develop People: CP recognizes that none of the other foundations can be achieved without its people. Every CP employee is a railroader and the Company is shaping a new culture focused on a passion for service with integrity in everything it does. Coaching and mentoring managers into becoming leaders will help drive CP forward.

3. FORWARD-LOOKING INFORMATION

This MD&A contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other relevant securities legislation. These forward-looking statements include, but are not limited to statements concerning our defined benefit pension expectations for 2013 to 2016, our financial expectations for 2013 and 2016, as well as statements concerning our operations, anticipated financial performance, business prospects and strategies, as well as statements concerning the anticipation that cash flow from operations and various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future, statements regarding future payments including income taxes and pension contributions, and capital expenditures. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. Current economic conditions render assumptions, although reasonable when made, subject to greater uncertainty. In addition, except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and the governmental response to them, and technological changes.

There are more specific factors that could cause actual results to differ materially from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in Section 20, Business Risks and elsewhere in this MD&A. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States.

Financial Assumptions

Defined benefit pension expectations for 2013 to 2016

Defined benefit pension contributions are currently estimated to be between $100 million and $125 million in each year to 2016. These contribution levels reflect the Company’s intentions with respect to the rate at which we apply the voluntary prepayments to reduce contribution requirements. Defined benefit pension expense for 2013 and 2014 is expected to be in the range of $50 million to $60 million per year, increasing to be in the range of $90 million to $110 million in 2015 and 2016. These pension contributions and pension expense estimates are based on a number of economic and demographic assumptions and are sensitive to changes in the assumptions or to actual experience differing from the assumptions. We review and update our expectations annually and the most recent details can be found in our 2012 Annual Report. Pensions are discussed further in Section 21, Critical Accounting Estimates.

Canadian Pacific • 2013 MD&A • Q3

Financial expectations for 2013

The Company expects revenue growth to be in the high single digits; operating ratio to be in the low 70’s; and diluted earnings per share (“EPS”) growth to be in excess of 40% from 2012 annual diluted EPS, excluding significant items, discussed further in Section 14, Non-GAAP Measures, of $4.34. CP plans to spend up to $1.2 billion on capital programs in 2013, discussed further in Section 13, Liquidity and Capital Resources. This amount reflects an increase of $75 million to $100 million, which was announced on May 7, 2013, to accelerate the timing of certain capital projects originally targeted for future years. Key assumptions for full year 2013 financial expectations include:

•	an average fuel cost per gallon of US$3.45 per U.S. gallon;

•	Canadian and U.S. dollar exchange rate at par; and

•	an income tax rate in the range of 25% to 27%, excluding significant items, discussed further in Section 10, Other Income Statement Items and Section 14, Non-GAAP Measures.

Financial expectations for 2016

CP is aiming for a full-year operating ratio in the mid-60s, cash flow before dividends of $900 million to $1,400 million for 2016, discussed further in Section 14, Non-GAAP Measures, and compound annual revenue growth of 4%-7% off the 2012 base. CP is also planning on annual capital spending in the range of $1.0 billion to $1.1 billion over this period. Key assumptions to reaching these goals include:

•	an average fuel cost per gallon of US$3.45 per U.S. gallon;

•	Canadian and U.S. dollar exchange rate at par;

•	an income tax rate in the range of 25% to 27%;

•	CP becoming fully cash taxable during the four year period; and

•	the defined benefit pension expectations outlined above.

Undue reliance should not be placed on these assumptions and other forward-looking information.

4. ADDITIONAL INFORMATION

Additional information, including our Consolidated Financial Statements, Annual Information Form, press releases and other required filing documents, are available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on our website at www.cpr.ca. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.

Canadian Pacific • 2013 MD&A • Q3

5. FINANCIAL HIGHLIGHTS

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions, except percentages and per-share data)	2013	2012	2013	2012
Revenues	$1,534	$1,451	$4,526	$4,193
Operating income	524	376	1,306	889
Net income	324	224	793	469

Basic earnings per share (“EPS”)	1.85	1.31	4.54	2.74
Diluted earnings per share	1.84	1.30	4.50	2.72
Dividends declared per share	0.3500	0.3500	1.0500	1.0000

Return on capital employed (“ROCE”)(1)	9.6%	8.7%	9.6%	8.7%
Adjusted ROCE(2)(3)	11.8%	9.3%	11.8%	9.3%
Operating ratio	65.9%	74.1%	71.1%	78.8%
Free cash(3) (4)	147	60	318	21

Total assets at September 30	15,734	14,491	15,734	14,491
Total long-term financial liabilities at September 30(5)	4,694	4,709	4,694	4,709

(1)	ROCE is defined as earnings before interest and taxes (“EBIT”) (on a rolling twelve month basis), divided by the average for the year of total assets, less current liabilities excluding current portion of Long-term debt, as measured under GAAP, and it is discussed further in Section 14, Non-GAAP Measures.
(2)	Adjusted ROCE is defined as EBIT excluding significant items (on a rolling twelve month basis) divided by the average for the year of total assets, less current liabilities, excluding current portion of Long-term debt, as measured under GAAP. Adjusted ROCE and EBIT excluding significant items are discussed further in Section 14, Non-GAAP Measures.
(3)	This measure has no standardized meaning prescribed by GAAP and, therefore, is unlikely to be comparable to similar measures presented by other companies. This measure is discussed in Section 14, Non-GAAP Measures.
(4)	A reconciliation of free cash to GAAP cash position is provided in Section 13, Liquidity and Capital Resources.
(5)	Excludes deferred income taxes: $2,499 million and $2,077 million; and other non-financial deferred liabilities of $1,262 million and $1,373 million at September 30, 2013 and 2012 respectively.

6. OPERATING RESULTS

Income

Operating income in the third quarter of 2013 was $524 million, an increase of $148 million, or 39%, from $376 million in the same period of 2012.

Operating income increased primarily due to:

•	efficiency savings derived from improved operating performance, asset utilization, and insourcing of certain IT activities;

•	increased volumes of traffic, as measured by revenue ton-miles (“RTMs”), generating higher freight revenue;

•	increased freight rates; and

•	the favourable impact of the change in FX.

This increase in Operating income was partially offset by:

•	wage and benefits inflation;

•	lower land sales; and

•	higher incentive and stock-based compensation expenses.

Operating income in the first nine months of 2013 was $1,306 million, an increase of $417 million, or 47% from $889 million in the same period of 2012.

Operating income increased primarily due to:

•	efficiency savings derived from improved operating performance, asset utilization, and insourcing of certain IT activities;

•	increased volumes of traffic, as measured by RTMs, generating higher freight revenue;

•	increased freight rates;

•	the net impact of the strike in the second quarter of 2012;

•	management transition costs in 2012, discussed further in Section 14 Non-GAAP Measures;

•	the favourable impact of the change in FX;

Canadian Pacific • 2013 MD&A • Q3

•	a favourable litigation settlement in 2013 related to management transition; and

•	higher fuel surcharge revenues due to an increase in traffic volumes with full margin coverage.

This increase in Operating income was partially offset by:

•	higher volume variable expenses;

•	higher incentive and stock-based compensation expenses;

•	wage and benefits inflation;

•	the 2012 receipt of a business interruption insurance recovery; and

•	higher facilities maintenance and utility costs and property and other taxes.

Net income was $324 million in the third quarter of 2013, an increase of $100 million, or 45%, from $224 million in the same period of 2012 and was $793 million for the first nine months of 2013, an increase of $324 million, or 69%, from $469 million in the same period of 2012.

Net income increased primarily due to higher Operating income and lower Other income and charges, partially offset by higher Income tax expense due to the impact of higher earnings and the increase in the province of British Columbia’s corporate income tax rate in the third quarter of 2013.

Diluted Earnings per Share

Diluted EPS was $1.84 in the third quarter of 2013, an increase of $0.54, or 42%, from $1.30 in the same period of 2012. Diluted EPS for first nine months of 2013 was $4.50, an increase of $1.78, or 65%, from $2.72 in the same period of 2012. This increase was primarily due to higher Net income.

Operating Ratio

The operating ratio provides the percentage of revenues used to operate the railway, and is calculated as total operating expenses divided by total revenues. A lower percentage normally indicates higher efficiency in the operation of the railway. The operating ratio was 65.9% in the third quarter of 2013, compared with 74.1% in the same period of 2012. The operating ratio was 71.1% for the nine months ended September 30, 2013, compared with 78.8% in the same period of 2012.

This improvement was primarily due to improved operational performance driving efficiencies, higher traffic volumes, as measured by RTMs, discussed further in Section 8, Lines of Business and the impact of management transition costs in 2012 and the net impact of the strike in 2012.

Return on Capital Employed

The calculation of ROCE utilizes EBIT on a rolling twelve month basis. ROCE was 9.6% at September 30, 2013, compared with 8.7% in the same period of 2012. This increase was primarily due to an increase in EBIT partially offset by an increase in Total assets. EBIT was negatively impacted by labour restructuring, asset impairment charges, advisory costs due to shareholder matters, and management transition costs in 2012.

Excluding these significant items from EBIT, Adjusted ROCE was 11.8% at September 30, 2013, compared with 9.3% at September 30, 2012. This increase was primarily due to an increase in Adjusted EBIT partially offset by an increase in Total assets, discussed further in Section 14, Non-GAAP Measures. ROCE, Adjusted ROCE and significant items are discussed further in Section 14, Non-GAAP Measures.

Canadian Pacific • 2013 MD&A • Q3

Calculation of Adjusted ROCE

(in millions)	2013	2012
EBIT for the twelve months ended September 30(1)(2)	$1,352	$1,148

Adjusted EBIT for the twelve months ended September 30(1)(2)	$1,661	$1,223

Average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt	$14,052	$13,211

ROCE(1)(2)	9.6%	8.7%

Adjusted ROCE(1)(2)(3)	11.8%	9.3%

(1)	EBIT, Adjusted EBIT, ROCE and Adjusted ROCE have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. These earnings measures are discussed further in Section 14, Non-GAAP Measures, which also includes a reconciliation of Operating income for the twelve months ended September 30, 2013 and 2012 to EBIT and Adjusted EBIT.
(2)	The amount is calculated on a twelve month rolling basis.
(3)	Adjusted ROCE is defined as Adjusted EBIT (on a rolling twelve month basis) divided by the average for twelve months of Total assets, less current liabilities, excluding current portion of long-term debt, as measured under GAAP.

Impact of Foreign Exchange on Earnings

Fluctuations in foreign exchange (“FX”) affect our results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. U.S. dollar-denominated revenues and expenses decrease when the Canadian dollar strengthens in relation to the U.S. dollar.

Canadian to U.S. dollar

Average exchange rates	2013	2012
For the three months ended - September 30	$1.04	$1.00
For the nine months ended - September 30	$1.02	$1.00

Canadian to U.S. dollar

Exchange rates	2013	2012
Beginning of year - January 1	$0.99	$1.02
Beginning of quarter - July 1	$1.05	$1.02
End of quarter - September 30	$1.03	$0.98

Average Fuel Price

(U.S. dollars per U.S. gallon)	2013	2012
For the three months ended - September 30	$3.34	$3.35
For the nine months ended - September 30	$3.45	$3.45

Canadian Pacific • 2013 MD&A • Q3

7. PERFORMANCE INDICATORS

	For the three months			For the nine months
	ended September 30			ended September 30
			%			%
	2013	2012(1)	Change	2013	2012(1)	Change
Operations performance
Freight gross ton-miles (“GTMs”) (millions)	64,188	64,536	(1)	199,098	188,150	6
Train miles (thousands)	8,837	10,201	(13)	28,476	30,224	(6)
Average train weight - excluding local traffic (tons)	7,817	6,723	16	7,485	6,608	13
Average train length - excluding local traffic (feet)(2)	6,746	6,021	12	6,485	5,910	10
Average terminal dwell (hours)(3)	7.2	7.4	(3)	6.9	7.6	(9)
Average train speed (mph)(4)	18.7	18.3	2	18.4	18.2	1
Car miles per car day	211.1	205.4	3	218.5	202.6	8
Locomotive productivity (daily average GTMs/active horse power (“HP”))	217.7	184.3	18	213.6	174.4	22
Fuel efficiency (U.S. gallons of locomotive fuel consumed /1,000 GTMs)	1.02	1.09	(6)	1.07	1.15	(7)
Total employees (average)(5)(6)	14,974	17,572	(15)	15,122	17,190	(12)
Workforce (end of period)(7)	15,318	18,587	(18)	15,318	18,587	(18)
Safety indicators
FRA personal injuries per 200,000 employee-hours	1.89	1.58	20	1.68	1.39	21
FRA train accidents per million train-miles	1.78	1.98	(10)	1.90	1.66	14

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Incorporates a new reporting methodology where average train length is the sum of each car and locomotive’s equipment length multiplied by the distance travelled, divided by train miles. Local trains are excluded from this measure.
(3)	Incorporates a new reporting definition where average terminal dwell measures the average time a freight car resides within terminal boundaries.
(4)	Incorporates a new reporting definition where average train speed measures the line-haul movement from origin to destination including terminal dwell hours.
(5)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.
(6)	2012 Year-to-date average number of employees has been adjusted for the strike.
(7)	Workforce is defined as total employees plus part time employees, contractors, and consultants.

The indicators listed in this table are measures of our operating performance. Definitions of these performance indicators are provided in Section 23, Glossary of Terms.

Operations Performance

GTMs for the third quarter of 2013 were 64,188 million which decreased by 1%, compared with 64,536 million in the same period of 2012. This decrease is primarily due to lower traffic volumes in Automotive and Intermodal, partially offset by higher traffic volumes in the Company’s bulk commodities and Industrial and consumer products. GTMs for the first nine months of 2013 increased by 6% compared to the same period of 2012. This increase was primarily due to higher traffic volumes in the Company’s bulk commodities and the impact of volumes lost during the strike in the second quarter 2012.

Train miles decreased 13% in the third quarter of 2013, compared with the same period of 2012, driven by increases in both train weights and lengths. Train miles decreased by 6% for the first nine months of 2013, compared to the same period of 2012. This improvement was due to the Company’s successful execution of the operating plan more than offsetting higher workload as measured by GTMs.

Average train weight for the third quarter of 2013 was 7,817 tons, an increase of 1,094 tons, or 16%, compared with 6,723 tons in the same period of 2012. Average train weights for the first nine months of 2013 reflect an increase of 877 tons or 13% compared with the same period of 2012.

Canadian Pacific • 2013 MD&A • Q3

Average train length for the third quarter of 2013 was 6,746 feet, an increase of 725 feet, or 12%, compared with 6,021 feet in the same period of 2012. Average train length for the first nine months of 2013 was 6,485 feet, an increase of 10% compared with the same period of 2012.

Average train weight and average train length benefited from increased workload and from efficiencies through the successful execution of our operating plan. Improvements to average train weight and train length were further enabled by advancing the Company’s network capacity and infrastructure strategy, which allowed for the operation of longer and heavier trains.

Average terminal dwell, the average time a freight car resides in a terminal, decreased by 3% and 9% in the third quarter and first nine months of 2013, respectively, compared with the same periods of 2012. These decreases were primarily due to our maintained focus on yard productivity, terminal redesign, and the successful execution of the Company’s operating plan.

Average train speed increased by 2% and by 1% in the third quarter and first nine months of 2013 respectively, compared with the same periods of 2012. This improvement was enabled by ongoing capacity investments and the successful execution of the Company’s operating plan. Speed improvements were partially offset by an increase in bulk commodities, which moves at a slower average speed than merchandise and intermodal traffic.

Car miles per car day were 211.1 in the third quarter of 2013, an increase of 3% compared to 205.4 in the same period of 2012 and an increase of 8% in the first nine months of 2013, compared to the same period of 2012. These increases were primarily due to a reduction in active cars on-line and improvements in average train speed and terminal dwell.

Locomotive productivity, which is daily average GTMs per active HP, for the third quarter of 2013 was 217.7, an increase of 18% compared to the same period of 2012. Locomotive productivity for the first nine months of 2013 was 213.6, an improvement of 22%, compared with the same period of 2012. These improvements are primarily the result of improved asset velocity due to more efficient operations, improved fleet reliability, and the successful execution of the operating plan.

Fuel efficiency in the third quarter improved by 6% compared to the same period of 2012 and by 7% in the first nine months of 2013, compared to the same period of 2012. These improvements were primarily due to the storage and return of older less fuel efficient locomotives and our continued focus on the fuel conservation strategies of the Company’s operating plan.

The average number of total employees in the third quarter of 2013, decreased by 2,598, or 15%, from 17,572 compared with the same period in 2012. The average number of total employees in the first nine months of 2013 decreased by 2,068, or 12% compared with the same period in 2012. These decreases were primarily due to job reductions as a result of continuing strong operational performance and natural attrition.

The workforce on September 30, 2013 decreased by 3,269, or 18%, compared with September 30, 2012. This decrease was primarily due to job reductions as a result of continuing strong operational performance, natural attrition and fewer contractors. At our Investor Conference in New York on December 4-5, 2012, the Company outlined plans to reduce approximately 4,500 employee and/or contractor positions, from June 30, 2012 to 2016, through job reductions, natural attrition and reducing the number of contractors, which the Company may exceed.

Safety Indicators

Safety is a key priority for our management, employees and Board of Directors. Our two main safety indicators – personal injuries and train accidents – follow strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines.

The FRA personal injury rate per 200,000 employee-hours for CP was 1.89 for the third quarter of 2013, compared with 1.58 in the same period of 2012. This rate was 1.68 for the first nine months of 2013, compared with 1.39 for the same period of 2012.

The FRA train accident rate for CP for the third quarter of 2013 was 1.78 accidents per million train-miles, compared with 1.98 in the same period of 2012. This rate was 1.90 for the first nine months of 2013, compared with 1.66 for the same period of 2012.

Canadian Pacific • 2013 MD&A • Q3

8. LINES OF BUSINESS

Revenues

	For the three months			For the nine months
	ended September 30			ended September 30
(in millions)	2013	2012	% Change	2013	2012	% Change
Freight revenues
Grain	$319	$296	8	$915	$817	12
Coal	177	161	10	470	446	5
Fertilizers and sulphur	129	111	16	444	387	15
Industrial and consumer products	384	329	17	1,135	933	22
Automotive	95	105	(10)	298	326	(9)
Forest products	51	49	4	157	147	7
Intermodal	340	363	(6)	993	1,030	(4)

Total freight revenues	1,495	1,414	6	4,412	4,086	8
Other revenue	39	37	5	114	107	7

Total revenues	$1,534	$1,451	6	$4,526	$4,193	8

Our revenues are primarily derived from transporting freight. Other revenue is generated from leasing of certain assets, switching fees, contracts with passenger service operators, and logistical services.

During the third quarter of 2013, one customer comprised 10.0% of total revenue compared to 9.2% in the same period of 2012. No single customer comprised more than 10.0% of total revenue for the nine months ended September 30, 2013 and 2012.

Freight Revenues

Freight revenues are earned from transporting bulk commodities, merchandise and intermodal goods, and include fuel recoveries billed to our customers. Freight revenues were $1,495 million in the third quarter of 2013, an increase of $81 million, or 6%, from $1,414 million in the same period of 2012.

This increase was primarily due to:

•	higher shipments of Industrial and consumer products, Coal, and Fertilizers and sulphur;

•	the favourable impact of the change in FX; and

•	increased freight rates.

This increase was partially offset by lower shipments of Intermodal, Grain, Forest products and Automotive.

Freight revenues were $4,412 million in the first nine months of 2013, an increase of $326 million, or 8%, from $4,086 million in the same period of 2012.

This increase was primarily due to:

•	higher shipments of Industrial and consumer products, Fertilizers and sulphur, Coal, and Grain;

•	increased freight rates;

•	the favourable impact of the change in FX;

•	the impact of the strike in 2012 on Canadian shipments; and

•	higher fuel surcharge revenues due to an increase in traffic volumes with full margin coverage.

This increase was partially offset by lower shipments in Intermodal and Automotive and the impact of the network outages in the second quarter of this year.

Fuel Cost Recovery Programs

The short-term volatility in fuel prices may adversely or positively impact expenses and revenues. CP employs a fuel cost recovery program designed to automatically respond to fluctuations in fuel prices and help mitigate the financial impact of rising fuel prices. Fuel surcharge revenue is earned on individual shipments; as such, our fuel surcharge revenue is a function of our freight volumes.

Canadian Pacific • 2013 MD&A • Q3

Grain

Grain revenue was $319 million in the third quarter of 2013, an increase of $23 million, or 8%, from $296 million in the same period of 2012.

This increase was primarily due to:

•	higher Canadian originating shipments to the west coast due to stronger export demand;

•	higher freight rates; and

•	the favourable impact in the change in FX.

This increase was partially offset by lower U.S. originating shipments of grain due to low on farm stocks and a later soybean harvest.

Grain revenue was $915 million for the first nine months of 2013, an increase of $98 million, or 12%, from $817 million in the same period of 2012.

This increase was primarily due to:

•	higher U.S. originating grain shipments to the U.S. Midwest due to increased U.S. crop production in areas served by CP;

•	higher Canadian grain shipments to the west coast due to stronger export demand; and

•	increased freight rates.

Coal

Coal revenue was $177 million in the third quarter of 2013, an increase of $16 million, or 10%, from $161 million in the same period of 2012.

The increase was a result of higher Canadian originating shipments of metallurgical coal due to increased demand and increased freight rates and partially offset by lower U.S. originating thermal coal shipments as a result of soft market conditions.

Coal revenue was $470 million for the first nine months of 2013, an increase of $24 million, or 5%, from $446 million in the same period of 2012. This increase was due to higher Canadian originating shipments of metallurgical coal and increased freight rates and was partially offset by lower U.S. originating thermal coal shipments as a result of soft market conditions.

Fertilizers and Sulphur

Fertilizers and sulphur revenue was $129 million in the third quarter of 2013, an increase of $18 million, or 16%, from $111 million in the same period of 2012.

This increase was primarily due to:

•	higher sulphur shipments due to a return to normal production levels;

•	higher domestic potash shipments due to improved domestic demand;

•	the favourable impact of the change in FX; and

•	increased freight rates.

This increase was partially offset by lower export potash shipments due to market uncertainty impacting demand.

Fertilizers and sulphur revenue was $444 million for the first nine months of 2013, an increase of $57 million, or 15%, from $387 million in the same period of 2012.

This increase was primarily due to:

•	higher potash and sulphur shipments due to stronger demand;

•	increased freight rates;

•	higher fuel surcharge revenues due to an increase in traffic volumes with full margin coverage; and

•	the favourable impact of the change in FX.

Industrial and Consumer Products

Industrial and consumer products revenue was $384 million in the third quarter of 2013, an increase of $55 million, or 17%, from $329 million in the same period of 2012.

This increase was primarily due to:

•	higher volumes as a result of growth in movement of energy related commodities and energy related inputs;

Canadian Pacific • 2013 MD&A • Q3

•	the favourable impact of the change in FX; and

•	increased freight rates.

Industrial and consumer products revenue was $1,135 million for the first nine months of 2013, an increase of $202 million, or 22%, from $933 million in the same period of 2012.

This increase was primarily due to:

•	higher volumes as a result of strong market demand and growth in movement of energy related commodities and energy related inputs;

•	increased freight rates; and

•	the favourable impact of the change in FX.

Automotive

Automotive revenue was $95 million in the third quarter of 2013, a decrease of $10 million, or 10%, from $105 million in the same period of 2012.

This decrease was primarily due to:

•	lower domestic volumes due to the exit from select customer lanes;

•	movements of one-time dimensional loads of transformers and windmills in 2012; and

•	a customer shifting production to another facility not served by CP.

This decrease was partially offset by increased freight rates, and the favourable impact of the change in FX.

Automotive revenue was $298 million for the first nine months of 2013, a decrease of $28 million, or 9%, from $326 million in the same period of 2012. This decrease was primarily due to lower volumes due to the exit from select customer lanes and a customer shifting production to another facility not served by CP.

Forest Products

Forest products revenue was $51 million in the third quarter of 2013, an increase of $2 million, or 4%, from $49 million in the same period of 2012. This increase was primarily due to the favourable impact of the change in FX.

Forest products revenue was $157 million for the first nine months of 2013, an increase of $10 million, or 7%, from $147 million in the same period of 2012.

This increase was primarily due to:

•	higher lumber and panel shipments due to improving U.S. housing market conditions;

•	increased freight rates; and

•	the favourable impact of the change in FX.

Intermodal

Intermodal revenue was $340 million in the third quarter of 2013, a decrease of $23 million, or 6%, from $363 million compared to the same period of 2012 and was $993 million for the first nine months of 2013, a decrease of $37 million, or 4%, from $1,030 million compared to the same period in 2012.

These decreases were primarily due to the exit of certain customer contracts and select terminal closures.

These decreases were partially offset by:

•	increased domestic container volumes;

•	increased freight rates; and

•	the favourable impact of the change in FX.

Other Revenues

Other revenues were $39 million in the third quarter of 2013, an increase of $2 million, or 5%, from $37 million in the same period of 2012. This increase was primarily due to higher leasing revenues.

Other revenues were $114 million for the first nine months of 2013, an increase of $7 million, or 7%, from $107 million in the same period of 2012. This increase was primarily due to higher interline switching revenues.

Canadian Pacific • 2013 MD&A • Q3

Volumes

	For the three months ended September 30			For the nine months ended September 30
	2013	2012	% Change	2013	2012	% Change
Carloads (in thousands)
Grain	106	110	(4)	317	311	2
Coal	90	89	1	246	249	(1)
Fertilizers and sulphur	41	38	8	144	134	7
Industrial and consumer products	129	122	6	386	350	10
Automotive	35	39	(10)	108	123	(12)
Forest products	15	17	(12)	51	51	—
Intermodal	259	272	(5)	750	771	(3)

Total carloads	675	687	(2)	2,002	1,989	1

Revenue ton-miles (in millions)
Grain	7,864	8,142	(3)	23,977	23,454	2
Coal	6,440	6,032	7	17,396	16,566	5
Fertilizers and sulphur	3,762	3,561	6	14,320	13,220	8
Industrial and consumer products	8,937	8,066	11	27,887	22,122	26
Automotive	533	604	(12)	1,766	1,921	(8)
Forest products	1,093	1,200	(9)	3,583	3,584	—
Intermodal	6,055	6,528	(7)	17,909	18,636	(4)

Total revenue ton-miles	34,684	34,133	2	106,838	99,503	7

Changes in freight volumes generally contribute to corresponding changes in freight revenues and certain variable expenses, such as fuel, equipment rents and crew costs.

Volumes in the third quarter of 2013, as measured by total carloads, decreased by approximately 12,000 units, or 2% compared to the same periods of 2012.

This decrease in carloads was primarily due to lower:

•	import and export shipments in Intermodal;

•	U.S. grain shipments;

•	overall Automotive shipments; and

•	U.S. originating thermal coal shipments.

This decrease in carloads was partially offset by higher:

•	volumes as a result of strong market demand and growth in movement of energy related commodities and energy related inputs;

•	Canadian originating shipments of metallurgical coal; and

•	domestic container Intermodal shipments.

Volumes for the nine months of 2013, as measured by total carloads, increased by approximately 13,000 units, or 1% compared to the same period of 2012.

This increase in carloads was primarily due to higher:

•	volumes as a result of strong market demand and growth in movement of energy related commodities and energy related inputs;

•	domestic container Intermodal shipments;

•	Canadian originating shipments of metallurgical coal; and

•	overall Fertilizers and sulphur shipments.

This increase in carloads was partially offset by lower:

•	import and export shipments in Intermodal;

•	U.S. originating thermal coal shipments; and

Canadian Pacific • 2013 MD&A • Q3

•	overall Automotive shipments.

Revenue ton miles in the third quarter of 2013 increased by approximately 551 million, or 2%, compared to the same period of 2012.

This increase in RTMs was primarily due to higher:

•	volumes as a result of strong market demand and growth in movement of energy related commodities and energy related inputs;

•	Canadian originating shipments of metallurgical coal; and

•	overall Fertilizers and sulphur shipments.

This increase in RTMs was partially offset by lower:

•	import and export shipments in Intermodal;

•	U.S. originating shipments in Grain; and

•	overall Automotive shipments.

RTMs for the nine months of 2013 increased by approximately 7,335 million, or 7%, compared to the same period of 2012.

This increase in RTMs was primarily due to higher:

•	volumes in energy related commodities and for energy related inputs;

•	Fertilizers and sulphur volumes; and

•	Canadian originating shipments of metallurgical coal.

This increase in RTMs was partially offset by lower:

•	import and export shipments in Intermodal;

•	overall Automotive shipments; and

•	U.S. originating thermal coal shipments.

Freight Revenue per Carload

	For the three months ended September 30			For the nine months ended September 30
(dollars)	2013	2012	% Change	2013	2012	% Change
Freight revenue per carload
Grain	$3,020	$2,691	12	$2,888	$2,627	10
Coal	1,952	1,809	8	1,912	1,791	7
Fertilizers and sulphur	3,217	2,921	10	3,088	2,888	7
Industrial and consumer products	2,977	2,697	10	2,940	2,666	10
Automotive	2,747	2,692	2	2,745	2,650	4
Forest products	3,145	2,882	9	3,095	2,882	7
Intermodal	1,311	1,335	(2)	1,324	1,336	(1)

Total freight revenue per carload	$2,214	$2,058	8	$2,204	$2,054	7

Total freight revenue per carload in the third quarter and first nine months of 2013 increased by 8% and 7%, respectively, compared to the same period of 2012.

These increases were due to:

•	increased freight rates;

•	the favourable impact of the change in FX; and

•	increased volumes of traffic generating higher freight revenue per carload.

The increase in the first nine months of 2013 was also affected by higher fuel surcharge revenues due to an increase in traffic with full margin coverage.

Canadian Pacific • 2013 MD&A • Q3

Freight Revenue per Revenue Ton-mile

	For the three months ended September 30			For the nine months ended September 30
(cents)	2013	2012	% Change	2013	2012	% Change
Freight revenue per revenue ton-mile
Grain	4.06	3.64	12	3.81	3.48	9
Coal	2.76	2.67	3	2.70	2.69	—
Fertilizers and sulphur	3.45	3.12	11	3.10	2.93	6
Industrial and consumer products	4.29	4.08	5	4.07	4.22	(4)
Automotive	17.70	17.38	2	16.83	16.97	(1)
Forest products	4.66	4.08	14	4.38	4.10	7
Intermodal	5.61	5.56	1	5.54	5.53	—

Total freight revenue per revenue ton-mile	4.31	4.14	4	4.13	4.11	—

Freight revenue per RTM in the third quarter of 2013 was 4% higher compared to the same period of 2012. This increase was primarily due to increased freight rates and the favourable impact of the change in FX.

Freight revenue per RTM in the first nine months of 2013 was flat compared to the same period of 2012.

9. OPERATING EXPENSES

	For the three months ended September 30			For the nine months ended September 30
(in millions)	2013	2012	% Change	2013	2012	% Change
Operating expenses
Compensation and benefits	$331	$371	(11)	$1,075	$1,128	(5)
Fuel	226	232	(3)	742	743	—
Materials	54	57	(5)	184	178	3
Equipment rents	44	52	(15)	134	158	(15)
Depreciation and amortization	139	137	1	421	399	6
Purchased services and other	216	226	(4)	664	698	(5)

Total operating expenses	$1,010	$1,075	(6)	$3,220	$3,304	(3)

Operating expenses were $1,010 million in the third quarter of 2013, a decrease of $65 million, or 6%, from $1,075 million in the same period of 2012.

This decrease was primarily due to efficiencies generated from improved operating performance, asset utilization, and insourcing of certain IT activities.

This decrease was partially offset by:

•	the unfavourable impact of the change in FX;

•	wage and benefit inflation;

•	lower land sales; and

•	higher incentive compensation resulting from improved corporate performance.

Operating expenses were $3,220 million for the first nine months of 2013, a decrease of $84 million, or 3%, from $3,304 million in the same period of 2012.

This decrease was primarily due to:

•	efficiencies generated from improved operating performance, asset utilization, and insourcing of certain IT activities;

•	management transition costs in 2012, reflected in Compensation and benefits and Purchased services and other;

•	a favourable litigation settlement in 2013 related to management transition; and

Canadian Pacific • 2013 MD&A • Q3

•	contract termination costs associated with a locomotive warranty service agreement as part of our insourcing strategy in 2012.

This decrease was partially offset by:

•	higher volume variable expenses, as a result of an increase in workload as measured by GTMs;

•	higher incentive compensation resulting from improved corporate performance and higher stock-based compensation;

•	wage and benefit inflation;

•	certain volume variable expenses reduction as a result of the strike in the second quarter of 2012;

•	the unfavourable impact of the change in FX; and

•	the 2012 receipt of a business interruption insurance recovery related to flooding in southern Alberta and Saskatchewan in 2010.

Compensation and Benefits

Compensation and benefits expense was $331 million in the third quarter of 2013, a decrease of $40 million, or 11%, from $371 million in the same period of 2012.

This decrease was primarily due to:

•	road and yard crew efficiencies as a result of continuing strong operational performance;

•	lower costs achieved through job reductions;

•	a reduction in train crew training costs resulting from a lower number of employees; and

•	management transition costs in 2012.

This decrease was partially offset by:

•	wage and benefit inflation;

•	higher incentive compensation resulting from improved corporate performance;

•	increase in personnel as part of our insourcing strategy, offset by efficiency saving recorded in Purchased services and other; and

•	the unfavourable impact of the change in FX.

Compensation and benefits expense was $1,075 million for the first nine months of 2013, a decrease of $53 million, or 5%, from $1,128 million in the same period of 2012.

This decrease was primarily due to:

•	road and yard crew efficiencies as a result of continuing strong operational performance;

•	lower costs achieved through job reductions;

•	a reduction in train crew training costs resulting from a lower number of employees; and

•	management transition costs in 2012.

This decrease was partially offset by:

•	higher incentive compensation resulting from improved corporate performance and higher stock-based compensation;

•	wage and benefit inflation;

•	crew and dispatching costs reduction as a result of the strike in 2012;

•	increase in personnel as part of our insourcing strategy, offset by efficiency saving recorded in Purchased services and other;

•	higher pension expense; and

•	the unfavourable impact of the change in FX.

Fuel

Fuel expense was $226 million in the third quarter of 2013, a decrease of $6 million, or 3%, from $232 million in the same period of 2012, and $742 million for the first nine months of 2013, essentially unchanged from $743 million in the same period of 2012. These decreases were primarily due to improved fuel efficiency as a result of higher locomotive productivity, the storage and return of older less fuel efficient locomotives and our continued focus on the fuel conservation strategies within the Company’s operating plan. These decreases were partially offset by the unfavourable impact of the change in FX and for the first nine months of 2013 increased traffic volumes, as measured by RTMs.

Canadian Pacific • 2013 MD&A • Q3

Materials

Materials expense was $54 million in the third quarter of 2013, a decrease of $3 million, or 5% from $57 million in the same period of 2012. This decrease was primarily due to reduced locomotives and train servicing costs as a result of storage of less fuel efficient locomotives and lower freight car repair material costs.

Materials expense was $184 million for the first nine months of 2013, an increase of $6 million, or 3%, from $178 million in the same period of 2012. This increase was primarily due to higher third party freight car repair material costs, the majority of which were recovered through third party billings recorded in Purchased services and other.

This increase was partially offset by reduce locomotive and train servicing costs as a result of the storage of less fuel efficient locomotives and lower scrap credits.

Equipment Rents

Equipment rents expense was $44 million in the third quarter of 2013, a decrease of $8 million, or 15%, from $52 million in the same period of 2012. Equipment rents expense was $134 million for the first nine months of 2013, a decrease of $24 million, or 15%, from $158 million in the same period of 2012. These decreases were primarily due to operating efficiencies improving our asset velocity, resulting in fewer leased freight cars and locomotives.

Depreciation and Amortization

Depreciation and amortization expense was $139 million in the third quarter of 2013, an increase of $2 million, or 1%, from $137 million and was $421 million for the first nine months of 2013, an increase of $22 million, or 6%, from $399 million in the same periods of 2012. These increases were primarily due to higher depreciable assets as a result of our capital program.

Purchased Services and Other

	For the three months ended September 30			For the nine months ended September 30
(in millions)	2013	2012	% Change	2013	2012	% Change
Purchased services and other
Support and facilities	$93	$105	(11)	$292	$311	(6)
Track and operations	54	44	23	152	138	10
Intermodal	40	39	3	118	113	4
Equipment	17	29	(41)	43	70	(39)
Casualty	13	18	(28)	59	61	(3)
Other	6	6	—	20	27	(26)
Land sales	(7)	(15)	(53)	(20)	(22)	(9)

Total purchased services and other	$216	$226	(4)	$664	$698	(5)

Purchased services and other expense was $216 million in the third quarter of 2013, a decrease of $10 million, or 4%, from $226 million in the same period of 2012.

This decrease was primarily due to:

•	efficiencies generated from improved operating performance, asset utilization and insourcing of certain IT activities;

•	lower third party repair costs for freight cars returned to lessors, included in Equipment; and

•	lower casualty expense.

This decrease was partially offset by:

•	lower land sales;

•	increased engineering project expense for non-capital related work and dismantling costs, included in Track and operations;

•	increased relocation costs related to our labour strategy, included in Track and operations; and

•	higher facilities maintenance and utility costs, included in Support and facilities;

Purchased services and other expense was $664 million for the first nine months of 2013, a decrease of $34 million, or 5%, from $698 million in the same period of 2012.

This decrease was primarily due to:

Canadian Pacific • 2013 MD&A • Q3

•	efficiencies generated from improved operating performance, asset utilization and insourcing of certain IT activities;

•	management transition costs of $22 million in 2012 and a favourable litigation settlement in 2013 related to management transition, included in Other;

•	higher recoveries from third parties related to freight car repair costs, included in Equipment;

•	lower third party repair costs for freight cars returned to lessors, included in Equipment;

•	contract termination costs associated with a locomotive warranty service agreement as part of our insourcing strategy in 2012, included in Equipment; and

•	the receipt of an insurance recovery in the second quarter of 2013, related to flooding in 2011, reported in Other.

This decrease was partially offset by:

•	higher facilities maintenance and utility costs and property and other taxes, included in Support and facilities;

•	the 2012 receipt of a business interruption insurance recovery related to flooding in southern Alberta and Saskatchewan in 2010;

•	higher locomotive overhauls, included in Equipment;

•	increased relocation costs related to our labour strategy, included in Track and operations;

•	intermodal expenses related to additional service, reported in Intermodal; and

•	increased engineering project expense for non-capital related work, included in Track and operations.

10. OTHER INCOME STATEMENT ITEMS

Other Income and Charges

Other income and charges was $nil in the third quarter of 2013, compared to an expense of $2 million in the same period of 2012. The decrease was primary due to equity income recognized in the third quarter of 2013 offset by foreign exchange losses on U.S. dollar denominated working capital.

Other income and charges was an expense of $11 million for the first nine months of 2013, compared to $34 million in the same period of 2012. The decrease is primarily due to advisory fees relating to shareholder matters in 2012.

Net Interest Expense

Net interest expense was $70 million in the third quarter and $208 million in the first nine months of 2013, essentially unchanged from $69 million and $207 million in the same periods of 2012, respectively.

Income Taxes

Income tax expense was $130 million in the third quarter of 2013, an increase of $49 million, or 60%, from $81 million in the same period of 2012. This increase was primarily due to higher earnings in 2013 and the increase in the province of British Columbia’s corporate income tax rate in the third quarter of 2013. Income tax expense was $294 million for the first nine months of 2013, an increase of $115 million, or 64%, from $179 million in the same period of 2012. This increase was primarily due to higher earnings in 2013.

The effective income tax rate for the third quarter and the first nine months of 2013 was 28.6% and 27.1% respectively, compared with an effective tax rate of 26.6% and 27.6% respectively in the same periods of 2012. The difference in the comparative tax rates is primarily due to the increase in the province of British Columbia’s corporate income tax rate in 2013. As a result, the Company recalculated its deferred income tax liability as at January 1, 2013 based on this change and recorded an Income tax expense of $7 million in the third quarter of 2013. In the first quarter of 2013, the Company recorded a benefit from the U.S. track maintenance tax credit for 2012 which was enacted in 2013.

We expect an annual effective income tax rate in 2013 of between 25% and 27%, excluding significant items, which is based on certain estimates and assumptions for the year, discussed further in Section 14, Non-GAAP Measures and Section 20, Business Risks.

Canadian Pacific • 2013 MD&A • Q3

11. QUARTERLY FINANCIAL DATA

For the quarter ended (in millions, except	2013			2012				2011
per share data)	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31
Total revenue	$1,534	$1,497	$1,495	$1,502	$1,451	$1,366	$1,376	$1,408
Operating income	524	420	362	60	376	239	274	303
Net income	324	252	217	15	224	103	142	221

Basic earnings per share	$1.85	$1.44	$1.25	$0.08	$1.31	$0.60	$0.83	$1.31
Diluted earnings per share	$1.84	$1.43	$1.24	$0.08	$1.30	$0.60	$0.82	$1.30

Quarterly Trends

Volumes and revenues from certain goods are stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs associated with winter conditions. Net income is also influenced by seasonal fluctuations in customer demand and weather-related issues.

12. CHANGES IN ACCOUNTING POLICY

2013 Accounting Change

Accumulated Other Comprehensive Income

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, an amendment to FASB Accounting Standards Codification (“ASC”) Topic 220. The update requires disclosure of amounts reclassified out of Accumulated other comprehensive income by component. In addition, an entity is required to present either on the face of the statement of operations or in the notes, significant amounts reclassified out of Accumulated other comprehensive income by the respective line items of Net income but only if the amount reclassified is required to be reclassified to Net income in its entirety in the same reporting period. For amounts not reclassified in their entirety to Net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This ASU is effective prospectively for fiscal years, and interim periods within those years beginning after December 15, 2012. The disclosure requirements of this ASU for the three and nine months ended September 30, 2013 are presented as a note in the Interim Consolidated Financial Statements.

13. LIQUIDITY AND CAPITAL RESOURCES

We believe adequate amounts of Cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 18, Contractual Commitments and Section 19, Future Trends and Commitments. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. Liquidity risk is discussed further in Section 20, Business Risks. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.

Operating Activities

Cash provided by operating activities was $504 million in the third quarter of 2013, an increase of $172 million from $332 million in the same period of 2012. Cash provided by operating activities was $1,291 million for the first nine months of 2013, an increase of $432 million from $859 million in the same period of 2012.

The increase in cash provided by operations in the third quarter of 2013 was primarily due to improved pre-tax earnings as well as lower incentive compensation payments, offset in part by higher income tax payments in 2013. The increase in the first nine months of 2013 was primarily due to improved pre-tax earnings as well as lower incentive compensation payments, partially offset by the purchase of material as part of the Company’s insourcing strategy and higher income tax payments.

Canadian Pacific • 2013 MD&A • Q3

Investing Activities

Cash used in investing activities was $535 million in the third quarter of 2013, an increase of $324 million from $211 million in the same period of 2012. Cash used in investing activities was $1,137 million for the first nine months of 2013, an increase of $462 million from $675 million in the same period of 2012.

The increases in the third quarter and first nine months were largely due to an increase in Restricted cash and cash equivalents and Investments related to the collateralize letters of credit, discussed further in Section 20, Business Risks, and by proceeds from the sale of long-term floating rate notes in 2012, discussed further in Section 21, Critical Accounting Estimates. The increase in the first nine months was further impacted by a $20 million interest free loan made in 2013 pursuant to a court order to a corporation owned by a court appointed trustee. This amount will be held in trust until the resolution of legal proceedings with regard to CP’s entitlement to an exercised purchase option of a building. If successful in these proceedings, title to the building will transfer to CP with an additional payment of $20 million; otherwise the loan will be repaid.

Additions to properties (“capital programs”) in 2013 are currently expected to be up to $1.2 billion. This amount reflects an increase of $75 million to $100 million, which was announced on May 7, 2013, to move forward certain capital spending projects originally targeted for future years. Planned capital programs include approximately $860 million to preserve existing capacities through replacement or renewal of depleted assets, $280 million for network capacity expansions, business development projects and productivity initiatives, and $60 million to address capital regulated by governments, principally Positive Train Control (“PTC”) discussed further in Section 20 Business Risks.

Our capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. These assumptions and other factors affecting our expectations for 2013 are discussed further in Section 20, Business Risks.

Financing Activities

Cash used in financing activities was $75 million in the third quarter of 2013, compared with $5 million provided by financing activities in the same period of 2012. Cash used in financing activities was $159 million for the first nine months of 2013, an increase of $136 million from $23 million used in the same period of 2012.

The increases in cash used in financing activities in both the third quarter and first nine months of 2013 were largely due to higher proceeds in 2012 from the issuance of common shares resulting from the exercising of options. The increase in cash used in the first nine months of 2013 was further impacted by higher proceeds in 2012 from the issuance of US$71 million 4.28% Senior Secured Notes due in 2027 for net proceeds of $71 million.

As at September 30, 2013, the Company had available, as sources of financing, up to $978 million under its revolving credit facility and up to $109 million under its bilateral letter of credit facilities, discussed further in Section 20, Business Risks.

Debt to Total Capitalization

Debt to total capitalization is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, divided by debt plus total Shareholders’ equity as presented on our Consolidated Balance Sheets. At September 30, 2013, our debt to total capitalization decreased to 44.2%, compared with 47.1% at September 30, 2012. This decrease was largely due to an increase in equity driven by earnings and an increase in share capital resulting from the exercising of options during the last twelve months.

Canadian Pacific • 2013 MD&A • Q3

Calculation of Interest Coverage Ratio

(in millions)	2013	2012
EBIT for the twelve months ended September 30(1)(2)	$1,352	$1,148

Adjusted EBIT for the twelve months ended September 30(1)(2)	$1,661	$1,223

Net interest expense(2)	$277	$268

Interest coverage ratio(1)(2)	4.9	4.3

Adjusted interest coverage ratio(1)(2)	6.0	4.6

(1)	Interest coverage ratio, EBIT and adjusted EBIT have no standardized meaning prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. These earnings measures and other significant items are described in this section and are discussed further in Section 14, Non-GAAP Measures, which also includes a reconciliation of Operating Income for the twelve months ended September 30, 2013 and 2012 to EBIT and Adjusted EBIT.
(2)	The amount is calculated on a twelve month rolling basis.

Interest coverage ratio is measured, on a rolling twelve month basis, as earnings before interest and taxes (“EBIT”) divided by Net interest expense, discussed further in Section 14, Non-GAAP Measures. At September 30, 2013, our interest coverage ratio was 4.9, compared with 4.3 at September 30, 2012. This improvement was primarily due to an increase in EBIT offset in part by an increase in Net interest expense, based on a twelve month period ending September 30, 2013. EBIT was negatively impacted by labour restructuring, asset impairment charges, advisory costs due to shareholder matters, and management transition costs.

Excluding these significant items from EBIT, Adjusted interest coverage ratio was 6.0 compared with 4.6 at September 30, 2012. This increase was primarily due to an increase in Adjusted EBIT, offset in part by an increase in Net interest expense, based on the twelve month period ending September 30, 2013. Adjusted interest coverage ratio and significant items are discussed further in further in Section 14, Non-GAAP Measures.

Calculation of Free Cash

(Reconciliation of free cash to GAAP cash position)	For the three months ended September 30		For the nine months ended September 30
(in millions)	2013	2012	2013	2012
Cash provided by operating activities	$504	$332	$1,291	$859
Cash used in investing activities	(535)	(211)	(1,137)	(675)
Change in Restricted cash and cash equivalents and investments used to collateralize letters of credit(1)	247	—	346	—
Dividends paid	(62)	(60)	(183)	(162)
Foreign exchange effect on Cash and cash equivalents	(7)	(1)	1	(1)

Free cash(2)	147	60	318	21
Cash (used in) provided by financing activities, excluding dividend payment	(13)	65	24	139
Change in restricted Cash and cash equivalents and investments used to collateralize letters of credit(1)	(247)	—	(346)	—

(Decrease) increase in Cash and cash equivalents, as shown on the Consolidated Statements of Cash Flows	(113)	125	(4)	160
Cash and cash equivalents at beginning of period	442	82	333	47

Cash and cash equivalents at end of period	$329	$207	$329	$207

(1)	Changes in Restricted cash and cash equivalents and investment balances related to collateralize letters of credit are discussed further in Section 20, Business Risks.
(2)	Free cash and cash provided by financing activities, excluding dividend payment have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. Free cash is discussed further in Section 14, Non-GAAP Measures.

There was positive free cash of $147 million in the third quarter of 2013 and $318 million for the first nine months of 2013, compared with positive free cash of $60 million and $21 million for the same periods of 2012.

The improvement in free cash in the third quarter of 2013 was largely due to improved pre-tax earnings as well as lower incentive compensation payments partially offset by higher income tax payments and proceeds from the sale of long-term floating rate notes in 2012.

Canadian Pacific • 2013 MD&A • Q3

The improvement in free cash in the first nine months of 2013 was largely due to improved earnings partially offset by:

•	proceeds from the sale of long-term floating rate notes in 2012;

•	higher income tax payments;

•	a loan made to a court appointed trustee to facilitate the acquisition of a building; and

•	the purchase of materials as part of the Company’s insourcing strategy.

Free cash is affected by the seasonal fluctuations discussed further in Section 11, Quarterly Financial Data and by other factors including the size of our capital programs. Capital additions were $298 million in the third quarter of 2013, $11 million higher than in the same period of 2012. Capital additions were $802 million for the first nine months of 2013, $10 million lower than in the same period of 2012. Our 2013 capital programs are discussed further above in Investing Activities.

14. NON-GAAP MEASURES

We present non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP measures exclude other significant items that are not among our normal ongoing revenues and operating expenses. These non-GAAP measures have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. Significant items are discussed further below.

Income, excluding significant items, also referred to as Adjusted net income, provides management with a measure of income that allows a multi-period assessment of long-term profitability and also allows management and other external users of our consolidated financial statements to compare our profitability on a long-term basis with that of our peers. Diluted earnings per share, excluding significant items, also referred to as Adjusted EPS, provides the same information on a per share basis.

Operating income, excluding significant items provides a measure of the profitability of the railway on an ongoing basis. Operating ratio, excluding significant items, calculated as Operating expenses, excluding significant items divided by revenues, provides the percentage of revenues used to operate the railway on an ongoing basis.

Significant items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, and other items that are not in the normal course of business.

In 2013, there were two significant items included in Net income as follows:

•	in the third quarter of 2013, we recorded an Income tax expense of $7 million as a result of the change in the province of British Columbia’s corporate income tax rate, which required the re-calculation of the Company’s Deferred income tax liability as at January 1, 2013, discussed further in Section 10, Other Income Statement Items; and

•	in the first quarter of 2013, we recorded a recovery of US$9 million (US$6 million after tax) from a litigation settlement related to management settlement.

In 2012, there were six significant items included in Net income as follows:

•	in the fourth quarter of 2012, we recorded an asset impairment charge of $185 million ($111 million after tax) with respect to the option to build into the Powder River Basin and another investment;

•	in the fourth quarter of 2012, we recorded an asset impairment charge of $80 million ($59 million after tax) related to a certain series of locomotives;

•	in the fourth quarter of 2012, we recorded a labour restructuring charge of $53 million ($39 million after tax) as part of a restructuring initiative;

•	in the second quarter of 2012, we recorded a charge of $42 million ($29 million after tax) with respect to compensation and other management transition costs;

•	during the first and second quarters of 2012, we incurred advisory fees of $26 million ($20 million after tax) related to shareholder matters; and

•	in the second quarter of 2012, we recorded an Income tax expense of $11 million as a result of the change in the province of Ontario’s corporate income tax rate.

In 2011, there was one significant item that affected EBIT as follows:

•	in the fourth quarter we incurred advisory fees of $6 million ($5 million after tax) related to shareholders matters.

Canadian Pacific • 2013 MD&A • Q3

The following tables reconcile Operating income, excluding significant items and Income, excluding significant items to Operating income and Net income, respectively, and Diluted earnings per share, excluding significant items and Operating ratio, excluding significant items to Diluted earnings per share and Operating ratio.

Reconciliation of Non-GAAP measure to GAAP measures

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions, except diluted EPS)	2013	2012	2013	2012
Operating income, excluding significant items	$524	$376	$1,297	$931
Less significant items:
Management transition costs	—	—	(9)	42

Operating income	$524	$376	$1,306	$889

Income, excluding significant items	$331	$224	$794	$529
Less significant items (net of tax):
Management transition costs	—	—	(6)	29
Advisory fees related to shareholder matters	—	—	—	20
Income tax rate change	7	—	7	11

Net income	$324	$224	$793	$469

	Diluted earnings per share
	For the three		For the nine		For the year
	months ended		months ended		ended
	September 30		September 30		December 31
	2013	2012	2013	2012	2012
Excluding significant items	$1.88	$1.30	$4.49	$3.07	$4.34
Less significant items:
Labour restructuring	—	—	—	—	0.22
Asset impairment	—	—	—	—	0.98
Management transition costs	—	—	(0.03)	0.17	0.17
Advisory fees related to shareholder matters	—	—	—	0.12	0.12
Income tax rate change	0.04	—	0.04	0.06	0.06

As reported	$1.84	$1.30	$4.50	$2.72	$2.79

	Operating ratio
	For the three		For the nine
	months ended		months ended
	September 30		September 30
	2013	2012	2013	2012
Excluding significant items	65.9%	74.1%	71.3%	77.8%
Less significant items:
Management transition costs	—	—	0.2%	(1.0)%

As reported	65.9%	74.1%	71.1%	78.8%

Free cash and cash flow before dividends are non-GAAP measures that management consider to be indicators of liquidity. The measures are used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provide comparable measures for period to period

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changes. Free cash is calculated as cash provided by operating activities, less cash used in investing activities, excluding changes in Restricted cash and cash equivalents and investment balances used to collateralize letters of credit, and dividends paid, adjusted for changes in Cash and cash equivalents balances resulting from FX fluctuations. Free cash is discussed further and is reconciled to the change in Cash and cash equivalents as presented in the financial statements in Section 13, Liquidity and Capital Resources. Cash provided by financing activities, excluding dividend payments, reflects financing activities cash flows not included in the computation of free cash. Cash flow before dividends is calculated as cash provided by operating activities less cash used in investing activities, excluding changes in Restricted cash and cash equivalents and investment balances used to collateralize letters of credit.

Interest coverage ratio is used in assessing the Company’s debt servicing capabilities. This ratio provides an indicator of our debt servicing capabilities, and how these have changed, period over period and in comparison to our peers. The ratio, measured as EBIT divided by Net interest expense is reported quarterly and is measured on a twelve month rolling basis. Interest coverage ratio is discussed further in Section 13, Liquidity and Capital Resources.

The interest coverage ratio, excluding significant items, also referred to as Adjusted interest coverage ratio, is calculated as Adjusted EBIT divided by Net interest expense. By excluding significant items which affect EBIT, Adjusted interest coverage ratio provides a metric that is more comparable on a period to period basis. Interest coverage ratio and Adjusted interest coverage ratio are discussed further in Section 13, Liquidity and Capital Resources.

ROCE is an all-encompassing measure of performance which measures how productively the Company uses its assets. ROCE is defined as EBIT (on a rolling twelve month basis) divided by the average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt. ROCE, excluding significant items, also referred to as Adjusted ROCE is calculated as Adjusted EBIT divided by the average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt. By excluding significant items which affect EBIT, Adjusted ROCE provides a metric that is more comparable on a period to period basis. ROCE and Adjusted ROCE are discussed further in Section 6, Operating Results.

Interest coverage ratio and ROCE include EBIT, a non-GAAP measure, which can be calculated as Operating income, less Other income and charges. Adjusted EBIT is calculated as Operating income, excluding significant items less Other income and charges, excluding significant items that are reported in Other income and charges on our income statement. A reconciliation of Operating income for the twelve months ended September 30, 2013 and 2012 to EBIT and Adjusted EBIT, each for the twelve months ended September 30, 2013 and 2012, is presented below:

Reconciliation of Operating income for the twelve months ended September 30, 2013 and 2012 to EBIT and Adjusted EBIT

(in millions)	2013	2012
Operating income for the twelve months ended September 30	$1,366	$1,192
Less:
Other income and charges	14	44

EBIT for the twelve months ended September 30(1)(2)	1,352	1,148
Significant items:
Labour restructuring	53	—
Asset impairments	265	—
Advisory costs related to shareholder matters	—	33
Management transition	(9)	42

Adjusted EBIT for the twelve months ended September 30(1)(2)	$1,661	$1,223

(1)	EBIT and Adjusted EBIT have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. These earnings measures and significant items are described in this section.
(2)	The amount is calculated on a twelve month rolling basis.

15. BALANCE SHEET

Total Assets

Total assets were $15,734 million at September 30, 2013, compared with $14,727 million at December 31, 2012. This increase was primarily due to an increase in:

•	Properties due to our 2013 capital additions in excess of depreciation;

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•	Restricted cash and cash equivalents and investments used to collateralize letters of credit, discussed further in Section 13, Liquidity and Capital resources;

•	Deferred income taxes reflecting our current estimate of loss carry forward amounts expected to be utilized in 2013;

•	Accounts receivable, net reflecting an increase in customer billings;

•	Other assets driven by a loan to a court appointed trustee to facilitate the purchase of a building; and

•	Materials and supplies to support the 2013 capital program, including the purchase of mechanical and engineering materials as part of the Company’s insourcing strategy.

Total Liabilities

Total liabilities were $9,706 million at September 30, 2013, compared with $9,630 million at December 31, 2012. This increase was primarily due to higher Deferred income tax liabilities as a result of deferred income taxes on earnings and other comprehensive income, and FX, as well as an increase in Long-term debt due to FX. This increase was partially offset by lower Pension and other benefit liabilities primarily as a result of the pension plan amendments, discussed further in Section 21, Critical Accounting Estimates, as well as a reduction in Accounts payable and accrued liabilities resulting from incentive and stock based compensation payments and lower capital program activity during the quarter compared to the fourth quarter of 2012.

Shareholders’ Equity

At September 30, 2013, our Consolidated Balance Sheet reflected $6,028 million in equity, compared with $5,097 million at December 31, 2012. This increase was primarily due to:

•	Net income in excess of dividends;

•	a reduction in Accumulated other comprehensive loss driven by the pension plan amendments as well as the amortization of pension plan losses; and

•	an increase in Share capital as stock options were exercised.

Share Capital

At October 23, 2013, 175,224,565 common shares and no preferred shares were issued and outstanding. In addition, CP has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one Common Share. At October 23, 2013, 3.6 million options were outstanding under our MSOIP and Directors’ Stock Option Plan, as well as stand-alone option agreements entered into with Mr. E. Hunter Harrison and Mr. Keith Creel. 2.8 million additional options may be issued in the future under the MSOIP and Directors’ Stock Option Plan.

Dividends

On July 19, 2013, our Board of Directors declared a quarterly dividend of $0.3500 per share as compared to $0.3500 per share in 2012, on the outstanding common shares. The dividend is payable on October 28, 2013 to holders of record at the close of business on September 27, 2013.

16. FINANCIAL INSTRUMENTS

Carrying Value and Fair Value of Financial Instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,482 million and a carrying value of $4,768 million at September 30, 2013. At December 31, 2012, long-term debt had a fair value of $5,688 million and a carrying value of $4,690 million. The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

Derivative Financial Instruments

Derivative financial instruments may be used to selectively reduce volatility associated with fluctuations in interest rates, FX rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

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The nature and extent of CP’s use of financial instruments, as well as the risks associated with the instruments have not changed from our MD&A for the year ended December 31, 2012, except as described below:

Foreign Exchange Management

Net Investment Hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on Net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment.

Foreign Exchange Forward Contracts

The Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. dollar denominated debt maturities.

At September 30, 2013, the Company had FX forward contracts to fix the exchange rate on US$100 million of principal outstanding on a capital lease due in January 2014, US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019, unchanged from December 31, 2012 and September 30, 2012. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these obligations mature.

During the three and nine months ended September 30, 2013, an unrealized foreign exchange loss of $6 million and an unrealized foreign exchange gain of $9 million, respectively, were recorded in Other income and charges in relation to these derivatives compared with an unrealized loss in the three and nine months ended September 30, 2012 of $8 million and $7 million, respectively. Gains recorded in Other income and charges were largely offset by unrealized losses on the underlying debt which the derivatives were designated to hedge. Similarly, losses were largely offset by unrealized gains on the underlying debt.

At September 30, 2013, the unrealized gain derived from these FX forwards was $17 million of which $3 million was included in Other current assets and $14 million in Other assets with the offset reflected as an unrealized gain of $6 million in Accumulated other comprehensive loss and as an unrealized gain of $11 million in Retained earnings. At December 31, 2012, the unrealized gain derived from these FX forwards was $8 million which was included in Other assets with the offset reflected as an unrealized gain of $6 million in Accumulated other comprehensive loss and as an unrealized gain of $2 million in Retained earnings.

Fuel Price Management

Energy Futures

In the past, to address the residual portion of CP’s fuel costs not mitigated by its fuel cost recovery programs, CP had a systematic hedge program. As a result of improving coverage from its fuel cost recovery programs, CP exited its hedging program during the first quarter of 2013.

During the first quarter ended March 31, 2013, the Company settled its remaining diesel futures contracts, accounted for as cash flow hedges, to purchase 20 million U.S. gallons during the period January to December 2013 for a realized gain and proceeds of $2 million. In the three and nine months ended September 30, 2013, a reduction to Fuel expense was recorded totalling $1 million and $2 million, respectively, as a result of the recognition in income of this previously realized gain. At September 30, 2013, there was a negligible realized gain remaining in Accumulated other comprehensive loss to be amortized to Fuel expense in 2013 as the related diesel is purchased. During the three and nine months ended September 30, 2012, the impact of settled swaps decreased Fuel expense by $1 million and $1 million, respectively, as a result of realized gains on diesel swaps.

At September 30, 2013, the Company had no remaining diesel futures contracts. At December 31, 2012, the unrealized loss on these contracts was negligible.

17. OFF-BALANCE SHEET ARRANGEMENTS

The information on off-balance sheet arrangements disclosed in our MD&A for the year ended December 31, 2012 remains substantially unchanged, except as updated as follows:

Guarantees

At September 30, 2013, the Company had residual value guarantees on operating lease commitments of $158 million, compared to $164 million at December 31 2012. The maximum amount that could be payable under these

Canadian Pacific • 2013 MD&A • Q3

and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At September 30, 2013, these accruals amounted to $6 million, unchanged from December 31 2012.

18. CONTRACTUAL COMMITMENTS

The accompanying table indicates our known obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.

At September 30, 2013 Payments due by period (in millions)	Total	2013	2014 & 2015	2016 & 2017	2018 & beyond
Contractual commitments
Long-term debt	$4,525	$8	$175	$58	$4,284
Capital lease	274	1	138	9	126
Operating lease(1)	687	37	215	142	293
Supplier purchase	1,486	118	267	243	858
Other long-term liabilities(2)	650	36	160	117	337

Total contractual commitments	$7,622	$200	$955	$569	$5,898

(1)	Residual value guarantees on certain leased equipment with a maximum exposure of $158 million, discussed further in Section 17, Off-Balance Sheet Arrangements, are not included in the minimum payments shown above; as management believes that we will not be required to make payments under these residual guarantees.
(2)	Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits, pension benefit payments for our non-registered supplemental pension plan, deferred income tax liabilities and certain other long-term liabilities. Projected payments for post-retirement benefits, workers’ compensation benefits and long-term disability benefits include the anticipated payments for years 2013 to 2022. Pension contributions for our registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further in Section 21, Critical Accounting Estimates. Deferred income tax liabilities may vary according to changes in tax rates, tax regulations and the operating results of the Company. As the cash impact in any particular year cannot be reasonably determined, all long-term deferred tax liabilities have been reflected in the “2018 & beyond” column of this table. Deferred income taxes are discussed further in Section 21, Critical Accounting Estimates.

19. FUTURE TRENDS AND COMMITMENTS

The information on future trends and commitments disclosed in our MD&A for the year ended December 31, 2012 remains substantially unchanged, except as updated as follows:

Agreements and Recent Developments

Expressions of Interest for the Dakota, Minnesota & Eastern West End

On December 4, 2012, CP announced its intention to explore strategic options for a portion of its main line track of the Dakota, Minnesota & Eastern (“DM&E”) from Tracy, Minnesota west into South Dakota, Nebraska and Wyoming, approximately 650 miles, and invited expressions of interest from prospective partners. The Company has received expressions of interest for the line and is in the process of evaluating them and deciding on next steps. Traffic densities on the West end of the DM&E contribute less to CP’s revenue than the remaining assets of the DM&E. As a result the Company currently expects that, despite positive margins and cash flow from the property, proceeds from a sale, if one were to occur, are likely to be significantly less than the property’s carrying value.

Legal Proceedings Related To Lac-Megantic Rail Accident

On July 6, 2013, a train carrying crude oil operated by Montreal Maine and Atlantic Railway (“MM&A”) derailed and exploded on a section of railway line owned by MM&A in Lac-Megantic, Quebec.

Following this, the Minister of Sustainable Development, Environment, Wildlife and Parks of Quebec (“the Minister”) issued an Order on July 29, 2013 directing named parties to recover the contaminants and to clean-up and decontaminate the site of the derailment. On August 14, 2013, the Minister issued an Amended Order to add CP as a named party.

On August 16, 2013, CP was added as a responding party in a Second Amended Motion to Authorize the Bringing of a Class Action filed in the Superior Court of Quebec on behalf of a class of parties described as all persons and entities (natural persons, legal persons established for a private interest, partnerships or associations so long as they employed 50 persons or less during the 12 month period preceding the class action) residing in, owning or leasing property in, operating a business in and/or were physically present in Lac-Megantic seeking damages caused by the derailment.

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CP believes that it is not liable, either in fact or in law, as alleged in either proceeding. As such, in defense of the respective proceedings, CP has filed a Motion of Appeal with the Administrative Tribunal of Quebec in relation to the Amended Order as well as a Notice of Appearance in relation to the class action. At this early stage in the legal proceedings, it is too early to assess any potential liability and the quantum of potential loss is undeterminable. No accrual has been recognized as at September 30, 2013.

Changes in Executive Officers

Effective February 5, 2013, Mr. Keith Creel was appointed as President and Chief Operating Officer. Mr. E. Hunter Harrison remains Chief Executive Officer of the company.

On October 23, 2013, the Company announced Mr. Brian Grassby will be retiring from his role as Senior Vice President, Chief Financial Officer and Treasurer. Mr. Grassby will remain as Chief Financial Officer until a new chief financial officer is appointed and will remain a key part of the senior management team until the end of 2013 to lead a successful transition.

Changes in Board of Directors

At the Company’s annual shareholders meeting held on May 1, 2013, two new directors, Ms. Isabelle Courville and Mr. Andrew Reardon, were elected to the Board. Messrs. John Manley and Hartley Richardson and Ms. Madeleine Paquin did not stand for re-election at the Meeting. In addition, on June 7, 2013, the Hon. Jim Prentice was appointed to the Company’s Board of Directors.

Stock Price

The market value per CP common share, as listed on the Toronto Stock Exchange was $127.09 at the end of third quarter of 2013, a decrease of $0.44 from $127.53 at the beginning of the quarter and an increase of $26.19 from $100.90 at the beginning of 2013. The market value was $81.59 at the end of third quarter of 2012, an increase of $6.87 from $74.72 at the beginning of the quarter and an increase of $12.58 from $69.01 at the beginning of 2012.

Environmental

Cash payments related to our environmental remediation program, described in Section 21, Critical Accounting Estimates, totaled $3 million in the third quarter of 2013, compared with $2 million in the same period of 2012. Cash payments related to our environmental remediation program for the first nine months of 2013 were $5 million, compared with $5 million in the same period of 2012. Cash payments for environmental initiatives are estimated to be approximately $8 million for the remainder of 2013, $11 million in 2014, $10 million in 2015 and a total of approximately $62 million over the remaining years through 2023, which will be paid in decreasing amounts. All payments will be funded from general operations.

We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for future expected costs to be incurred over approximately 10 years. The work is overseen by various state regulatory divisions relating to site investigation and remediation to ensure work is completed in accordance with applicable standards.

Certain Other Financial Commitments

At September 30, 2013 Amount of commitment per period (in millions)	Total	2013	2014 & 2015	2016 & 2017	2018 & beyond
Commitments
Letters of credit	$398	$152	$246	$—	$—
Capital commitments	570	202	282	54	32

Total commitments	$968	$354	$528	$54	$32

In addition to the financial commitments mentioned previously in Section 17, Off-Balance Sheet Arrangements and Section 18, Contractual Commitments, we are party to certain other financial commitments set forth in the table above and discussed below.

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Letters of Credit

Letters of credit are obtained mainly to provide security to third parties under the terms of various agreements, including workers’ compensation and supplemental pension. We are liable for these contractual amounts in the case of non-performance under these agreements. CP can draw letters of credit under its revolving credit or bilateral letter of credit facilities which are discussed further in Section 20, Business Risks.

Capital Commitments

We remain committed to maintaining our current high level of plant quality and renewing our franchise. As part of this commitment, we have entered into contracts with suppliers to make various capital purchases related to track programs. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.

Pension Plan Deficit

A description of our future expectations related to the Company’s pension plans is included in Section, 21, Critical Accounting Estimates.

Restructuring

Cash payments related to severance under all restructuring initiatives totaled $6 million during the third quarter of 2013 and $25 million for the first nine months of 2013, compared with $3 million and $13 million for the same periods of 2012. Cash payments for restructuring initiatives are estimated to be approximately $16 million for the remainder of 2013, $29 million in 2014, $12 million in 2015, and a total of approximately $7 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that have been completed.

20. BUSINESS RISKS

In the normal course of our operations, we are exposed to various business risks and uncertainties that can have an effect on our financial condition. While some financial exposures are reduced through risk management strategies including the insurance and hedging programs we have in place, there are certain circumstances where the financial risks are not fully insurable or are driven by external factors beyond our influence or control.

As part of the preservation and delivery of value to our shareholders, we have developed an integrated Enterprise Risk Management framework to support consistent achievement of key business objectives through daily pro-active management of risk. The objective of the program is to identify events that result from risks, thereby requiring active management. Each event identified is assessed based on the potential impact and likelihood, taking account of financial, environmental, and reputational impacts, and existing management control. Risk mitigation strategies are formulated to accept, treat, transfer, or eliminate the exposure to the identified events. Readers are cautioned that the following is not an exhaustive list of all the risks to which we are exposed, nor will our mitigation strategies eliminate all risks listed.

Competition

We face significant competition for freight transportation in Canada and the U.S., including competition from other railways and trucking and barge companies. Competition is based mainly on price, quality of service and access to markets. Competition with the trucking industry is generally based on freight rates, flexibility of service and transit time performance. The cost structure and service of our competitors could impact our competitiveness and have a materially adverse impact on our business or operating results. Certain aspects of competition in Canada are also subject to regulation and are discussed further in Regulatory Authorities below.

To mitigate competition risk, our strategies include:

•	creating long-term value for customers and shareholders by profitably growing through collaborative supply chain solutions and aligned investments with our customers, delivering competitive and reliable service, developing markets that are consistent with our network’s strengths and enhancing our network capability, and selective use of long-term contracts;

•	renewing and maintaining infrastructure to enable safe and efficient operations;

•	improving handling through our operating plan to reduce costs and enhance quality and reliability of service; and

•	exercising a disciplined yield approach to competitive contract renewals and bids.

Liquidity

It is CP’s intention to manage its long-term financing structure to maintain its investment grade rating.

The Company’s cash balances are invested in a range of short dated money market instruments meeting or exceeding the parameters of our investment policy.

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Revolving credit facility

On October 31, 2011, CP completed arrangements with 12 highly rated financial institutions for a committed $1.0 billion four year revolving credit agreement. This agreement incorporates a revolving facility limit of $600 million and a separate letter of credit facility limit of $400 million at pre-agreed pricing and has the ability to annually extend the term for an additional year with the consent of the lenders. The $1.0 billion revolving credit agreement also contains an accordion feature to accommodate up to an additional $300 million. At September 30, 2013, CP had available $600 million under the revolving facility limit and $378 million available under the letter of credit facility limit, of which the Company had utilized $22 million solely for letters of credit under both facilities. The agreement requires the Company not to exceed a maximum debt to total capitalization ratio. At September 30, 2013, the Company satisfied this threshold stipulated in the financial covenant. In addition, should our senior unsecured debt not be rated at least investment grade by Moody’s and S&P, the Company’s credit agreement will also require it to maintain a minimum fixed charge coverage ratio.

Bilateral letter of credit facilities

During the second and third quarters of 2013, the Company entered into a series of committed and uncommitted bilateral letter of credit facility agreements with financial institutions to support its requirement to post letters of credit in the ordinary course of business. The agreements have varying expiration dates with the earliest expiry in August 2014. Under these agreements, the Company either is required to or has the option to post collateral in the form of cash or cash equivalents, equal at least to the face value of the letter of credit issued. Collateral includes highly liquid investments purchased three months or less from maturity and is stated at cost, which approximate market value. Depending on the agreement and the nature of the letter of credit, this collateral may be shown separately as Restricted cash and cash equivalents or included in Investments on the Consolidated Balance Sheets.

At September 30, 2013, under its bilateral facilities the Company had letters of credit drawn of $376 million from a total available amount of $485 million. Prior to these bilateral agreements letters of credit were drawn under the Company’s $1.0 billion revolving credit facility. At September 30, 2013, Cash and cash equivalents of $346 million were pledged as collateral and recorded as $261 million in Restricted cash and cash equivalents and $85 million as Investments on the Consolidated Balance Sheets. The Company can largely withdraw this collateral during any month.

Regulatory Authorities

Regulatory Change

Our railway operations are subject to extensive federal laws, regulations and rules in both Canada and the U.S. which directly affect how we manage many aspects of our railway operations and business activities. Our operations are primarily regulated by the Agency and Transport Canada in Canada and the FRA and the Surface Transportation Board (“STB”) in the U.S. Various other federal regulators directly and indirectly affect our operations in areas such as health, safety, security and environmental and other matters. No assurance can be given to the content, timing or effect on CP of any anticipated additional legislation or future legislative action.

The Canada Transportation Act (“CTA”) provides shipper rate and service remedies, including Final Offer Arbitration (“FOA”), competitive line rates and compulsory inter-switching in Canada. The Agency regulates the grain revenue cap, commuter and passenger access, FOA, and charges for ancillary services and railway noise. For the grain crop year beginning August 1, 2013 the Agency announced a 1.8% decrease in the Volume-Related Composite Price Index (“VRCPI”), a cost inflator used in calculating the grain maximum revenue entitlement for CP and Canadian National Railway. Grain revenues are impacted by several factors including volumes and VRCPI.

Transport Canada regulates safety-related aspects of our railway operations in Canada through the Railway Safety Act (“RSA”). On October 7, 2011, the Government introduced amendments to the RSA. The Bill received Royal Assent on May 17, 2012. The amendments to the RSA do not have a material impact on CP’s operating practices.

On August 12, 2008, Transport Canada announced a review focused on understanding the nature and extent of problems and best practices within the logistics chain, with a focus on railway performance in Canada. On March 18, 2011 the panel conducting the review released its final report and the Government of Canada announced its response. On the same day, the Government of Canada announced a series of supply chain initiatives to take place over the next several months, including the intention to table a bill to give shippers the right to a service agreement. Prior to tabling legislation on rail service, the Minister appointed a facilitator to lead a process between railways and shippers to develop a service agreement template and a commercial dispute resolution. The facilitator’s report was issued on June 22, 2012. The report provides guidance on how rail service can be negotiated between a shipper and a railway, through a service agreement template, and a process for commercial dispute resolution.

On December 11, 2012 the Government of Canada introduced proposed legislation to amend the CTA to require a railway company, on a shipper’s request, to make the shipper an offer to enter into a contract respecting the manner

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in which the railway company must fulfill its service obligations to the shipper. To exercise the new right to a service contract, a shipper will first have to request one from the railway. The railway will then be obligated to respond within 30 days. If an agreement cannot be reached through commercial negotiations, service arbitration would be available to a shipper to establish the terms of service. To access the remedy, a shipper would have to satisfy the Agency that an attempt was made to resolve the matter with the railway. On June 26, 2013 this legislation received Royal Assent. It is too soon to determine if these actions will have a material impact on the Company’s financial condition and results of operations.

The FRA regulates safety-related aspects of our railway operations in the U.S. State and local regulatory agencies may also exercise limited jurisdiction over certain safety and operational matters of local significance. The Railway Safety Improvement Act requires, among other things, the implementation of PTC by the end of 2015, limits freight rail crews’ duty time, and requires development of a crew fatigue management plan. The requirements imposed by this legislation could have an adverse impact on the Company’s financial condition and results of operations.

The FRA filed a report to Congress in August 2012 stating the legislated implementation deadline is not feasible due to significant technical issues beyond the railroads’ control. Congress is scheduled to reauthorize both the Railway Safety Improvement Act and the Passenger Rail Investment and Improvement Act during 2013 though that may slip into 2014. A separate Senate bill was also introduced in the current Congress to extend the PTC implementation deadline by five years.

The STB regulates commercial aspects of CP’s railway operations in the U.S. The STB is an economic regulatory agency that Congress charged with the fundamental mandate of resolving railroad rate and service disputes and reviewing proposed railroad mergers. The STB serves as both an adjudicatory and a regulatory body.

In July 2011, the STB revised rules relating to railway rate cases to address, among other things, concerns raised by small and medium sized shippers that the previous rules resulted in costly and lengthy proceedings. Under the new rules, few cases have been filed, and no case has been filed against the Company. It is too soon to assess the possible impact on CP of such new rules.

The STB held a hearing to review existing exemptions from railroad-transportation regulations for certain commodities, boxcar and intermodal freight in February 2011 and a hearing on rail competition in June 2011. The industry and CP participated. In July 2012, the STB announced proposed rules to address its rate case processes. As well in July 2012, the STB requested interested parties to provide empirical information about the impact of the National Industrial Transportation League’s proposal for new rules for competitive switching which had been advanced in an earlier petition. Both of these matters continue in 2013 and the STB has scheduled a hearing for October 22, 2013.

To mitigate statutory and regulatory impacts, we are actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the Association of American Railroads (“AAR”) and the Railway Association of Canada.

Security

We are subject to statutory and regulatory directives in Canada and the U.S. that address security concerns. CP plays a critical role in the North American transportation system. Our rail lines, facilities, and equipment, including rail cars carrying hazardous materials, could be direct targets or indirect casualties of terrorist attacks. Regulations by the Department of Transportation and the Department of Homeland Security in the U.S. include speed restrictions, chain of custody and security measures which can impact service and increase costs for the transportation of hazardous materials, especially toxic inhalation materials. Legislative changes in Canada to the Transportation of Dangerous Goods Act are expected to add new security regulatory requirements similar to those in the U.S. In addition, insurance premiums for some or all of our current coverage could increase significantly, or certain coverage may not be available to us in the future. While CP will continue to work closely with Canadian and U.S. government agencies, future decisions by these agencies on security matters or decisions by the industry in response to security threats to the North American rail network could have a materially adverse effect on our business or operating results.

As we strive to ensure our customers have unlimited access to North American markets, we have taken the following steps to provide enhanced security and reduce the risks associated with the cross-border transportation of goods:

•	to strengthen the overall supply chain and border security, we are a certified carrier in voluntary security programs, such as the Customs-Trade Partnership Against Terrorism and Partners in Protection;

•	to streamline clearances at the border, we have implemented several regulatory security frameworks that focus on the provision of advanced electronic cargo information and improved security technology at border crossings, including the implementation of the Vehicle and Cargo Inspection System at five of our border crossings;

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•	to strengthen railway security in North America, we signed a revised voluntary Memorandum of Understanding with Transport Canada and worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts seeking to restrict the routings and operational handlings of certain hazardous materials;

•	to reduce toxic inhalation risk in high threat urban areas, we work with the Transportation Security Administration; and

•	to comply with U.S. regulations for rail security sensitive materials, we have implemented procedures to maintain positive chain of custody and are performing annual route assessments to select and use the route posing the least overall safety and security risk.

Positive Train Control

In the U.S., the Rail Safety Improvement Act requires Class 1 railroads to implement, by December 31, 2015, interoperable PTC on any main track in the U.S. that has passenger rail traffic or toxic inhalant hazard commodity traffic. The legislation defines PTC as a system designed to prevent train-to-train collisions, over-speed derailments, incursions into established work zone limits, and the movement of a train through a switch left in the wrong position. The FRA has issued rules and regulations for the implementation of PTC, and CP filed its PTC Implementation Plans in April 2010, which outlined the Company’s solution for interoperability as well as its consideration of relative risk in the deployment plan. The Company is participating in industry and government working groups to evaluate the scope of effort that will be required to comply with these regulatory requirements, and to further the development of an industry standard interoperable solution that can be supplied in time to complete deployment. At this time CP estimates the cost to implement PTC as required for railway operations in the U.S. to be up to US$325 million. As at September 30, 2013, total expenditures related to PTC were approximately $123 million, including approximately $7 million and $28 million for the third quarter and first nine months of 2013 respectively, discussed further in Section 13, Liquidity and Capital Resources.

Labour Relations

Currently none of our union agreements are under renegotiation. All of the Canadian bargaining agreements are in place through at least December 31, 2014. All of our U.S. collective bargaining agreements are in place until the end of 2014, with the exception of two agreements on the DM&E which are amendable at the end of 2013.

At September 30, 2013, approximately 78% of our workforce was unionized and approximately 75% of our workforce was located in Canada. Unionized employees are represented by a total of 39 bargaining units. Agreements are in place with all seven bargaining units that represent our employees in Canada and all 32 bargaining units that represent employees in our U.S. operations.

Canada

We are party to collective agreements with seven bargaining units in our Canadian operations. As of September 30, 2013, agreements were in place with all seven bargaining units.

Of the collective agreements that are in effect, four expire at the end of 2017 (Canadian Pacific Police Association (“CPPA”) – representing CP police employees, United Steelworkers (“USW”) – representing clerical workers, Teamster Canada Rail Conference (“TCRC”) – Maintenance of Way Employees Division (“MWED”) – representing track maintenance employees and the International Brotherhood of Electrical Workers (“IBEW”) – representing signals employees). Agreements with the TCRC, representing running trade employees (“TCRC-RTE”), the TCRC-RCTC, representing rail traffic controllers, and the Canadian Auto Workers (“CAW”) – representing car and locomotive repair employees expire at the end of 2014.

U.S.

We are party to collective agreements with fourteen bargaining units of our Soo Line subsidiary, thirteen bargaining units of our Delaware & Hudson (“D&H”) subsidiary, and five bargaining units of our DM&E subsidiary.

Soo Line has settled contracts with all fourteen bargaining units representing train service employees, car repair employees, locomotive engineers, yard supervisors, clerks, machinists, boilermakers and blacksmiths, electricians, sheet metal workers, and mechanical labourers as a result of national bargaining with the other U.S. Class 1 railroads.

D&H has settled contracts for all thirteen bargaining units, including locomotive engineers, train service employees, car repair employees, signal maintainers, yardmasters, electricians, machinists, mechanical labourers, track maintainers, clerks, police, engineering supervisors and mechanical supervisors, as a result of stand-by agreements on wage, benefits, and rules negotiations at the national table.

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DM&E has agreements in place with five bargaining units which cover all DM&E engineers and conductors, signal and communication workers, mechanics and maintenance of way workers. The agreement with the bargaining unit covering track maintainers was ratified November 27, 2012, and was fully effective January 1, 2013.

All collective bargaining agreements with our three U.S. subsidiaries become amendable December 31, 2014, except the locomotive engineers and conductors agreements on the DM&E which become amendable December 31, 2013. Preparations are under way to serve proposals for contract changes to the locomotive engineers and conductors on the DM&E represented by the Brotherhood of Locomotive Engineers and Trainmen and the United Transportation Union pursuant to Section 6 of the Railway Labor Act.

Environmental Laws and Regulations

Our operations and real estate assets are subject to extensive federal, provincial, state and local environmental laws and regulations governing emissions to the air, discharges to waters and the handling, storage, transportation and disposal of waste and other materials. If we are found to have violated such laws or regulations it could materially affect our business or operating results. In addition, in operating a railway, it is possible that releases of hazardous materials during derailments or other accidents may occur that could cause harm to human health or to the environment. Costs of remediation, damages and changes in regulations could materially affect our operating results and reputation.

We have implemented a comprehensive Environmental Management System to facilitate the reduction of environmental risk. CP’s annual Corporate and Operations Environmental Plans state our current environmental goals, objectives and strategies.

Specific environmental programs are in place to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fuelling facilities. We also undertake environmental impact assessments. There is continued focus on preventing spills and other incidents that have a negative impact on the environment. There is an established Strategic Emergency Response Contractor network and spill equipment kits are located across Canada and the U.S. to ensure a rapid and efficient response in the event of an environmental incident. In addition, emergency preparedness and response plans are regularly updated and tested.

We have developed an environmental audit program that comprehensively, systematically and regularly assesses our facilities for compliance with legal requirements and our policies for conformance to accepted industry standards. Included in this is a corrective action follow-up process and semi-annual review by the Safety, Operations and Environment Committee established by the Board of Directors.

We focus on key strategies, identifying tactics and actions to support commitments to the community. Our strategies include:

•	protecting the environment;

•	ensuring compliance with applicable environmental laws and regulations;

•	promoting awareness and training;

•	managing emergencies through preparedness; and

•	encouraging involvement, consultation and dialogue with communities along our lines.

Climate Change

In both Canada and the U.S., the federal governments have not designated railway transportation as a large final emitter with respect to greenhouse gas (“GHG”) emissions. The railway transportation industry is currently not regulated with respect to GHG emissions, nor do we operate under a regulated cap of GHG emissions. Growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S. However, the timing and specific nature of those changes are difficult to predict. Specific instruments such as carbon taxes, and technical and fuel standards have the ability to significantly affect the Company’s capital and operating costs. Restrictions, caps and/or taxes on the emissions of GHG could also affect the markets for, or the volume of, the goods the Company transports.

The fuel efficiency of railways creates a significant advantage over trucking, which currently handles a majority of the market share of ground transportation. Although trains are already three times more fuel efficient than trucks on a per ton-mile basis, we continue to adopt new technologies to minimize our fuel consumption and GHG emissions.

Potential physical risks associated with climate change include damage to railway infrastructure due to extreme weather effects, (e.g. increased flooding, winter storms). Improvements to infrastructure design and planning are used to mitigate the potential risks posed by weather events. The Company maintains flood plans, winter operating plans, an avalanche risk management program and geotechnical monitoring of slope stability.

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Financial Risks

Pension Funding Volatility

A description of our pension funding volatility related to the Company’s pension plans is included in Section 21, Critical Accounting Estimates.

Fuel Cost Volatility

Fuel expense constitutes a significant portion of CP’s operating costs and can be influenced by a number of factors, including, without limitation, worldwide oil demand, international politics, weather, refinery capacity, unplanned infrastructure failures, labour and political instability and the ability of certain countries to comply with agreed-upon production quotas.

Our mitigation strategy consists of fuel cost recovery programs which reflect changes in fuel costs that are included in freight rates. Freight rates will increase when fuel prices rise and will decrease when fuel costs decrease. While fluctuations in fuel cost are mitigated, the risk cannot be completely eliminated due to timing and the volatility in the market.

In the past, to address the residual portion of our fuel costs not mitigated by our fuel cost recovery programs, CP had a systematic hedge program. As a result of improving coverage from our fuel cost recovery programs, CP exited its hedging program during the first quarter of 2013. Fuel price management is discussed further in Section 16, Financial Instruments.

Foreign Exchange Risk

Although we conduct our business primarily in Canada, a significant portion of our revenues, expenses, assets and liabilities including debt are denominated in U.S. dollars. The value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, and Canadian, U.S. and international monetary policies. Consequently, our results are affected by fluctuations in the exchange rate between these currencies. On average, a $0.01 strengthening (or weakening) of the Canadian dollar reduces (or increases) EPS by approximately $0.02 to $0.04 per share. To manage this exposure to fluctuations in exchange rates between Canadian and U.S. dollars, we may sell or purchase U.S. dollar forwards at fixed rates in future periods. In addition, changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by us more or less competitive in the world marketplace and may in turn positively or negatively affect our revenues. Foreign exchange management is discussed further in Section 16, Financial Instruments.

Interest Rate Risk

In order to meet our capital structure requirements, we may enter into long-term debt agreements. These debt agreements expose us to increased interest costs on future fixed debt instruments and existing variable rate debt instruments should market rates increase. In addition, the present value of our assets and liabilities will also vary with interest rate changes. To manage our interest rate exposure, we may enter into forward rate agreements such as treasury rate locks or bond forwards that lock in rates for a future date, thereby protecting ourselves against interest rate increases. We may also enter into swap agreements whereby one party agrees to pay a fixed rate of interest while the other party pays a floating rate. Contingent on the direction of interest rates, we may incur higher costs depending on our contracted rate. Interest rate management is discussed further in Section 16, Financial Instruments.

General and Other Risks

Transportation of Dangerous Goods and Hazardous Materials

Railways, including CP, are legally required to transport dangerous goods and hazardous materials as part of their common carrier obligations regardless of risk or potential exposure of loss. A train accident involving hazardous materials, including toxic inhalation hazard commodities such as chlorine and anhydrous ammonia could result in catastrophic losses from personal injury and property damage, which could have a material adverse effect on CP’s operations, financial condition and liquidity.

Supply Chain Disruptions

The North American transportation system is integrated. CP’s operations and service may be negatively impacted by service disruptions of other transportation links such as ports, handling facilities, customer facilities, and other railways. A prolonged service disruption at one of these entities could have a material adverse effect on CP’s operations, financial condition and liquidity.

Reliance on Technology and Technological Improvements

Information technology is critical to all aspects of our business. While we have business continuity and disaster recovery plans in place, a significant disruption or failure of one or more of our information technology or

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communications systems could result in service interruptions or other failures and deficiencies which could have a material adverse effect on our results of operations, financial condition and liquidity. If we are unable to acquire or implement new technology, we may suffer a competitive disadvantage, which could also have an adverse effect on our results of operations, financial condition and liquidity.

Qualified Personnel

Changes in employee demographics, training requirements, and the availability of qualified personnel, particularly locomotive engineers and train-persons, could negatively impact the Company’s ability to meet demand for rail service. We have workforce planning tools and programs in place and are undertaking technological improvements to assist with manual tasks. Unpredictable increases in the demand for rail services may increase the risk of having insufficient numbers of trained personnel, which could have a material adverse effect on our results of operations, financial condition and liquidity. In addition, changes in operations and other technology improvements may significantly impact the number of employees.

Severe Weather

We are exposed to severe weather conditions including floods, avalanches, mudslides, extreme temperatures and significant precipitation that may cause business interruptions that can adversely affect our entire rail network and result in increased costs, increased liabilities, and decreased revenue, which could have a material adverse effect on CP’s operations, financial condition and liquidity.

Supplier Concentration

Due to the complexity and specialized nature of rail equipment and infrastructure, there can be a limited number of suppliers of this equipment and material available. Should these specialized suppliers cease production or experience capacity or supply shortages, this concentration of suppliers could result in CP experiencing cost increases or difficulty in obtaining rail equipment and materials. While CP manages this risk by sourcing key products and services from multiple suppliers whenever possible, widespread business failures of suppliers could have a material adverse effect on CP’s operations, financial condition and liquidity.

General Risks

There are factors and developments that are beyond the influence or control of the railway industry generally and CP specifically which may have a material adverse effect on our business or operating results. Our freight volumes and revenues are largely dependent upon the performance of the North American and global economies, which remains uncertain, and other factors affecting the volumes and patterns of international trade. CP’s bulk traffic is dominated by grain, metallurgical coal, fertilizers and sulphur. Factors outside of CP’s control which affect bulk traffic include:

•	with respect to grain volumes, domestic production-related factors such as weather conditions, acreage plantings, yields and insect populations;

•	with respect to coal volumes, global steel production;

•	with respect to fertilizer volumes, grain and other crop markets, with both production levels and prices being important factors; and

•	with respect to sulphur volumes, gas production levels in southern Alberta, industrial production and fertilizer production, both in North America and abroad.

The merchandise commodities transported by the Company include those relating to the forestry, energy, industrial, automotive and other consumer spending sectors. Factors outside of CP’s control which affect this portion of CP’s business include the general state of the North American economy, with North American industrial production, business investment and consumer spending being the general sources of economic demand. Housing, auto production and energy development are also specific sectors of importance. Factors outside of CP’s control which affect the Company’s intermodal traffic volumes include North American consumer spending and a technological shift toward containerization in the transportation industry that has expanded the range of goods moving by this means.

Adverse changes to any of the factors outside of CP’s control which affect CP’s bulk traffic, the merchandise commodities transported by CP or CP’s intermodal traffic volumes or adverse changes to fuel prices could have a material adverse effect on CP’s operations, financial condition and liquidity.

We are also sensitive to factors including, but not limited to, natural disasters, security threats, commodity pricing, global supply and demand, and supply chain efficiency. Other business risks include: potential increases in maintenance and operational costs, uncertainties of litigation, risks and liabilities arising from derailments and technological changes.

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21. CRITICAL ACCOUNTING ESTIMATES

To prepare consolidated financial statements that conform with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Using the most current information available, we review our estimates on an ongoing basis, including those related to environmental liabilities, pensions and other benefits, property, plant and equipment, deferred income taxes, legal and personal injury liabilities and goodwill and intangible assets.

The development, selection and disclosure of these estimates, and this MD&A, have been reviewed by the Board of Directors’ Audit Committee, which is comprised entirely of independent directors. There have been no significant changes in the Critical Accounting Estimates discussed in the 2012 annual MD&A, except as discussed below:

Environmental Liabilities

At September 30, 2013, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $91 million as compared to $89 million in 2012, of which the long-term portion, amounting to $79 million as compared to $77 million in 2012 was included in Other long-term liabilities and the short-term portion, amounting to $12 million compared to $12 million in 2012, was included in Accounts payable and accrued liabilities. Total payments were $3 million in the third quarter of 2013 and $5 million in the first nine months of 2013, compared with $2 million and $5 million for the same periods of 2012, respectively. The U.S. dollar-denominated portion of the liability was affected by the change in FX, resulting in a decrease in environmental liabilities of $2 million in the third quarter of 2013 and an increase of $2 million in the first nine months of 2013 compared with a decrease of $2 million in third quarter and $2 million in the first nine months of 2012.

Pensions and Other Benefits

Recent Developments

CP has reached agreements with all of the unions with which it had been bargaining in Canada in 2012. The new agreements introduced amendments to pension plans. Among other changes, the amendments established a cap on pension for each year of pensionable service, including a cap on some non-union employees’ pensions. Under the amendments, plan participants will continue to earn additional pensionable years of service as before, but with a dollar limit on the pension amount for each year earned. Plan amendments resulting from collective bargaining are accounted for in the periods the new agreements are ratified. The plan amendments resulting from the December 2012 arbitration award were contingent on CP making plan amendments for non-union employees, and consequently were accounted for in the period CP made such amendments. As a result of the plan amendments, the projected benefit obligation decreased by $135 million from December 31, 2012, with a corresponding increase to Other comprehensive income and reduction of Accumulated other comprehensive loss as prior service credits. The prior service credits are recognized in net periodic pension expense over the remaining terms of the applicable union agreements (averaging approximately two years), and over the expected average remaining service life of non-union employees.

At the date of the plan amendments, we have assessed the significance of such amendments to the consolidated financial statements and have determined that a remeasurement of plan assets and obligations as of the date of the above plan amendments was not warranted.

Pension Benefit Liabilities

We included pension benefit liabilities of $544 million in Pension and other benefit liabilities and $8 million in Accounts payable and accrued liabilities on our September 30, 2013 Consolidated Balance Sheet. We also included post-retirement benefits accruals of $392 million in Pension and other benefit liabilities and $20 million in Accounts payable and accrued liabilities on our September 30, 2013 Consolidated Balance Sheet. Accruals for self-insured workers compensation and long-term disability benefit plans are discussed in the Legal and Personal Injury Liabilities section below.

Net Periodic Benefit Costs

Net periodic benefit costs for pensions and post-retirement benefits were included in Compensation and benefits on our September 30, 2013 Consolidated Statement of Income. Combined net periodic benefit costs for pensions and post-retirement benefits (excluding self-insured workers compensation and long-term disability benefits) were $15 million in the third quarter of 2013 and $61 million in the first nine months of 2013, compared with $19 million and $56 million in the same periods of 2012.

Net periodic benefit costs for pensions were $8 million in the third quarter of 2013 and $40 million for the first nine months of 2013, compared with $11 million and $33 million in the same periods of 2012. The portion of this related to defined benefit pensions was $7 million in the third quarter of 2013 and $36 million in the first nine months of 2013, compared with $10 million and $30 million in the same periods of 2012, and the portion related to defined contribution

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pensions (equal to contributions) was $1 million for the third quarter of 2013 and $4 million in the first nine months of 2013, compared with $1 million and $3 million for the same periods of 2012. Net periodic benefit costs for post-retirement benefits were $7 million in the third quarter of 2013 and $21 million in the first nine months of 2013, compared with $8 million and $23 million in the same periods of 2012.

Pension Plan Contributions

We made contributions of $24 million to the defined benefit pension plans in the third quarter of 2013 and $76 million in the first nine months of 2013, compared with $24 million and $74 million in the same periods of 2012.

Our main Canadian defined benefit pension plan accounts for 97% of CP’s pension obligation and can produce significant volatility in pension funding requirements, given the pension fund’s size, the many factors that drive the pension plan’s funded status, and Canadian statutory pension funding requirements. Our 2011, 2010 and 2009 contributions included voluntary prepayments of $600 million in December 2011, $650 million in September 2010 and $500 million in December 2009 to our main Canadian defined benefit pension plan. We have significant flexibility with respect to the rate at which we apply these voluntary prepayments to reduce future years’ pension contribution requirements, which allows us to manage the volatility of future pension funding requirements.

We estimate our aggregate pension contributions to be in the range of $100 million to $125 million per year from 2013 to 2016. These estimates reflect our current intentions with respect to the rate at which we will apply the December 2009, September 2010 and December 2011 voluntary prepayments against contribution requirements in the next few years.

Future pension contributions will be highly dependent on our actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, on the rate at which the voluntary prepayments are applied against pension contribution requirements, and on any changes in the regulatory environment.

Pension Plan Risks

Fluctuations in the deficit and net periodic benefit costs for pensions can result from favourable or unfavourable investment returns and changes in long-term interest rates. The impact of favourable or unfavourable investment returns is moderated by the use of a market-related asset value for the main Canadian defined benefit pension plan’s public equity securities. The impact of changes in long-term rates on pension obligations is partially offset by their impact on the pension funds’ investments in fixed income assets.

If the rate of investment return on the plans’ public equity securities in 2012 had been 10 percentage points higher (or lower) than the actual 2012 rate of investment return on such securities, 2013 net periodic benefit costs for pensions would be lower (or higher) by $14 million.

Changes in bond yields can result in changes to discount rates and to changes in the value of fixed income assets. If the discount rate as at December 31, 2012 had been higher (or lower) by 0.1% with no related changes in the value of the pension funds’ investment in fixed income assets, 2013 net periodic benefit costs for pensions would be lower (or higher) by $14 million. However, a change in bond yields would also have led to a change in the value of the pension funds’ investment in fixed income assets, and this change would have partially offset the impact to net periodic benefit costs noted above.

In the first nine months of 2013 we have seen bond yields rise. If this and other trends affecting the computation of pension expense remain to the end of 2013, we would expect that 2014 net periodic benefit costs will be lower than 2013.

We estimate that a 1.0 percentage point increase (or decrease) in the discount rate would decrease (or increase) our defined benefit pension plans’ projected benefit obligations approximately $1,500 million. Similarly, for every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year, the value of the defined benefit pension plans assets would increase (or decrease) by approximately $100 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.

CP continues to review its pensioner mortality experience to ensure that the mortality assumption continues to be appropriate, or to determine what changes to the assumption are needed.

The plans’ investment policies provide a target allocation of approximately 46% of the plans’ assets to be invested in public equity securities. As a result, stock market performance is the key driver in determining the pension funds’ asset performance. Most of the plans’ remaining assets are invested in fixed income securities which, as mentioned

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above, provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.

On April 30, 2013, the Board of Directors’ Finance Committee approved changes to the asset allocation policy, including new allocation ranges of 35% to 50% public equity, 20% to 40% fixed income, 8% to 20% real estate and infrastructure, and 0% to 18% absolute return strategies.

The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions to the pension plans that, at a minimum, meet pension legislative requirements.

Property, Plant and Equipment

At September 30, 2013, accumulated depreciation was $6,269 million. Depreciation expense amounted to $139 million in the third quarter of 2013 and $421 million for the first nine months of 2013, compared with $137 million and $399 million in the same periods of 2012.

Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and we address these prospectively by amending depreciation rates. It is anticipated that there will be changes in the estimates of weighted average useful lives and net salvage for each property group as assets are acquired, used and retired. Substantial changes in either the useful lives of properties or the salvage assumptions could result in significant changes to depreciation expense. For example, if the estimated average life of road locomotives, our largest asset group, increased (or decreased) by 5% annual depreciation expense would decrease (or increase) by approximately $3 million.

We review the carrying amounts of our properties when circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to the fair value and an impairment loss is recognized.

Deferred Income Taxes

A deferred income tax expense of $110 million forms part of the total income tax expense for the third quarter of 2013 and $260 million for the first nine months of 2013, compared to a deferred income tax expense of $68 million and of $162 million for the comparable periods in 2012. The change to the third quarter and the year to date was primarily due to higher Net income compared to the same periods in 2012. At September 30, 2013, deferred income tax liabilities of $2,499 million were recorded as a long-term liability and comprised largely of temporary differences related to accounting for properties. Deferred income tax benefits of $294 million realizable within one year were recorded as a current asset.

Legal and Personal Injury Liabilities

Provisions for incidents, claims and litigation charged to income, which are included in Purchased services and other expense, amounted to $9 million the third quarter of 2013 and $40 million for the first nine months of 2013, compared with $17 million and $44 million for the same periods of 2012.

Accruals for incidents, claims and litigation, including accruals for self-insured workers compensation and long-term disability benefit plans, totaled $182 million, net of insurance recoveries, at September 30, 2013. The total accrual included $100 million in Pension and other benefit liabilities, $14 million in Other long-term liabilities and $69 million in Accounts payable and accrued liabilities, offset by $1 million in Other assets.

Long-term Floating Rate Notes

At September 30, 2013 and at December 31, 2012, the Company had no remaining investment in long-term floating rate notes (Master Asset Vehicle (“MAV”)).

During the third quarter of 2012, the Company sold all its remaining MAV 2 Class A-1 notes for total proceeds of $48 million which approximated their carrying value at that time. These notes had an original cost of $59 million. During the first quarter of 2012, the Company sold all of its MAV 2 Class A-2 notes which had a carrying value of $33 million, and original cost of $46 million, for proceeds and interest of $33 million.

Accretion, redemption of notes and other minor changes in market assumptions resulted in a negligible net gain in the third quarter and a net gain of $2 million in the first nine months of 2012, which was reported in Other income and charges.

The valuation technique and assumptions used by the Company to estimate the fair value of its investment in long-term floating rate notes during 2012 incorporated probability weighted discounted cash flows and considered the best

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available public information regarding market conditions and other factors that a market participant would consider for such investments.

Goodwill and Intangible Assets

Goodwill is tested for impairment at least once per year as at October 1st. The goodwill impairment test determines if the fair value of the reporting unit continues to exceed its net book value, or whether an impairment charge is required. Goodwill was last assessed in the fourth quarter of 2012 and will be updated in the fourth quarter of 2013.

22. SYSTEMS, PROCEDURES AND CONTROLS

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are effective for ensuring that such material information is made known to them.

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23. GLOSSARY OF TERMS

AAR: Association of American Railroads, representing North America’s freight railroads and Amtrak.

Agency: The Canadian Transportation Agency, a regulatory agency under the Canada Transportation Act (“CTA”). The Agency regulates the grain revenue cap, commuter and passenger access, Final Offer Arbitration, and charges for ancillary services and railway noise.

Average terminal dwell: The average time a freight car resides within terminal boundaries expressed in hours. The timing starts with a train arriving in the terminal, a customer releasing the car to us, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from us or the freight car is transferred to another railway. Freight cars are excluded if they are being stored at the terminal or used in track repairs.

Average train length – excluding local traffic: The average train length is the sum of each car and locomotive’s equipment length multiplied by the distance travelled, divided by train miles. Local trains are excluded from this measure.

Average train speed: The average speed measures the line-haul movement from origin to destination calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include the travel time or the distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track.

Average train weight – excluding local traffic: The average gross weight of CP trains, both loaded and empty. This excludes trains in short haul service, work trains used to move CP’s track equipment and materials and the haulage of other railways’ trains on CP’s network.

Car miles per car day: The total car-miles for a period divided by the total number of active cars. Total car-miles include the distance travelled by every car on a revenue-producing train and a train used in or around our yards. A car-day is assumed to equal one active car-day. An active car is a revenue-producing car that is generating costs to CP on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customer’s tracks; and v) cars that are idle and waiting to be reclaimed by CP.

Carloads: Revenue-generating shipments of containers, trailers and freight cars.

Casualty expenses: Includes costs associated with personal injuries, freight and property damages, and environmental mishaps.

CP, the Company: CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries.

CPRL: Canadian Pacific Railway Limited.

D&H: Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.

DM&E: Dakota, Minnesota & Eastern Railroad Corporation, a wholly owned indirect U.S. Subsidiary of CPRL.

Employee: An individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.

FRA: U.S. Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

FRA personal injury rate per 200,000 employee-hours: The number of personal injuries multiplied by 200,000 and divided by total employee hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. FRA Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

Canadian Pacific • 2013 MD&A • Q3

FRA train accidents rate: The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$9,900 or CAD9,960 in damage.

Freight revenue per carload: The amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

Freight revenue per RTM: The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

FX or Foreign Exchange: The value of the Canadian dollar relative to the U.S. dollar (exclusive of any impact on market demand).

GAAP: Accounting principles generally accepted in the United States of America.

GTMs or gross ton-miles: The movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional workload.

Locomotive productivity: The daily average GTMs divided by the active road horsepower. Active road horsepower excludes locomotives in yard and short haul service, in repair status, in storage and in use on other railways.

Operating income: Calculated as total revenues less total operating expenses and is a common measure of profitability used by management.

Operating ratio: The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.

RTMs or revenue ton-miles: The movement of one revenue-producing ton of freight over a distance of one mile.

Soo Line: Soo Line Railroad Company, a wholly owned indirect U.S. subsidiary of CPRL.

STB: U.S. Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

U.S. gallons of locomotive fuel consumed per 1,000 GTMs: The total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

Workforce: The total employees plus part time employees, contractors and consultants.

Canadian Pacific • 2013 MD&A • Q3

CANADIAN PACIFIC

Suite 500 Gulf Canada Square
401 – 9th Avenue SW
Calgary Alberta T2P 4Z4

www.cpr.ca TSX/NYSE: CP

CANADIAN PACIFIC RAILWAY LIMITED (“CPRL”)

Supplemental Financial Information (unaudited)

Exhibit to September 30, 2013 Consolidated Financial Statements

CONSOLIDATED EARNINGS COVERAGE RATIO – MEDIUM TERM NOTES AND DEBT SECURITIES

The following ratio, based on the September 30, 2013 consolidated financial statements, is provided in connection with the continuous offering of medium term notes and debt securities by Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, and is for the twelve month period then ended.

Twelve Months Ended September 30, 2013
Earnings Coverage on long-term debt(1) (2)	4.8x

Notes:

(1)	Earnings coverage is equal to income before interest expense and income tax expense, divided by interest expense on all long-term debt plus the amount of interest that has been capitalized during the period.
(2)	The earnings coverage ratio has been calculated excluding carrying charges for the $177 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheet as at September 30, 2013. If such long-term debt maturing within one year had been classified in its entirety as long-term debt for purposes of calculating the earnings coverage ratio, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratio. For the twelve-month period ended September 30, 2013, earnings coverage on long-term debt would have been 4.6x.